6/24


03024043

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Laura Ashley

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FILE NO. 82- 1356 FISCAL YEAR 1-25-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S* *(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL* *(OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 6/25/03

LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

82-1356

ARIS
1-25-03

Laura Ashley Holdings plc

Company No: 1012631

03 JUN 24 AM 7:21



Contents

Directors

Dr Khoo Kay Peng*+
Non-Executive Chairman

David Ralph Walton Masters*±
Non-Executive Deputy Chairman

Ng Kwan Cheong
Chief Executive Officer

Nick Bernard Ashley+±
Non-Executive Director

Sally Cheong Siew Mooi
Non-Executive Director

Motoya Okada*±
Non-Executive Director

John Lawson Thornton*+
Non-Executive Director

Ainum Mohd-Saaid
Executive Director

Rebecca Annapillai Navarednam±
Non-Executive Director

Yoichi Kimura
Alternate Director

Lillian Tan Lian Tee
Alternate Director

Secretary

Ann E Mantz FCIS

Registered office

27 Bagleys Lane
Fulham
London SW6 2QA

Registered number

1012631

Stockbrokers

Numis Securities Limited
Cheapside House
138 Cheapside
London EC2V 6LH

Principal bankers

Bumiputra-Commerce Bank Berhad

Merchant bankers

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

Auditors

BDO Stoy Hayward
Chartered Accountants
and Registered Auditors
8 Baker Street
London W1U 3LL

Risk advisers

Marsh UK Ltd
No. 1, The Marsh Centre
London E1 8DX

Registrars and transfer office

Computershare Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

* Member of Remuneration Committee + Member of Nomination Committee ± Member of Audit Committee

Summary

Financial & Operational Highlights

- Loss before tax and exceptional items £4.9 million (2002: profit before tax and exceptional items £9.3 million)
- Group sales up 5.5% to £292.0 million (2002: £276.8 million)
- 1 for 4 rights issue (net proceeds: £8.2 million) announced to fund closure of stores in Continental Europe and Group working capital. Exit from loss-making operations in Continental Europe underway
- UK Home Furnishings total sales up 17%, like-for-like sales up 9%
- UK Fashion total sales down 1%, like-for-like sales flat
- Mail Order sales up 31%
- UK selling space increased by 3%, with 18 new stores opened in the year

This page is intentionally blank
(contains photograph)

Chairman's Statement

The financial year ended 25 January 2003 has been another challenging trading period for the Company reflecting the continuing global economic and political uncertainty that remained throughout the year.

For the 52 weeks ended 25 January 2003, Laura Ashley recorded a 5.5% increase in total Group turnover to £292.0 million (2002: £276.8 million). Overall retail like-for-like sales for the period were up 3% (UK +6%, Continental Europe –9%). However, the Group recorded a loss before tax and exceptional items of £4.9 million (2002: profit before tax and exceptional items £9.3 million). The exceptional item relates to £9.2 million for closure of 46 of our Continental European stores which then brings losses before tax to £14.1 million.

The results were adversely impacted by the disappointing performance of our store operations in Continental Europe. The Company has determined that the best way of addressing the problem in Continental Europe is to close all its loss-making stores and to focus on licensing and franchising activities for the future. After the closures have been implemented the Company will have 19 remaining stores in Continental Europe. In order to fund the closure of these stores and to increase working capital, the Company has undertaken a fully underwritten 1 for 4 rights issue to raise approximately £9 million.

The Board firmly believes that this course of action will place the Company on a firmer foundation for future trading. In the light of the difficulties faced during the year and Laura Ashley's current financial result, it is not possible to pay a dividend this year.

Home Furnishings performed well with the new stand alone stores continuing to be profitable. UK Home Furnishing sales were up 17% compared to last year and is a growth area for the business. Mail Order sales increased by 31% over the previous year.

Total Fashion sales were down by 4% from the previous year. In view of the disappointing performance, action has been taken to pursue a restructuring of the Fashion business and to streamline sourcing to reduce costs. The transactional website, www.lauraashley.com, launched last year has continued to develop and support the sales and promotion for both the Home Furnishing and Fashion ranges and is proving to be a new effective channel for sales.

The Company now has a total 210 stores within the UK. During the year we opened 18 new stores in the UK including nine stand alone Home Furnishing stores which are performing well.

Texplan Manufacturing Limited has performed to expectations and has successfully negotiated a new contract with Homebase for the supply of a new range of Laura Ashley paint, which is now produced in-house by Texplan.

The results for the year are extremely disappointing but strong measures are being taken to ensure this performance is reversed to bring the Company back to profitability. Despite this disappointing performance, Laura Ashley remains a strong brand with a unique and rich heritage on which to build upon for the next 50 years and beyond.

The Board welcomes Ms Ainum Mohd-Saaid and Ms Rebecca Navarednam who joined the Board on 7 May 2003 and 23 January 2003 respectively. Mr Ng Kwan Cheong resigned as Chief Executive Officer with effect from 1 June 2003 but remains on the Board as a non-Executive Director. I would like to take this opportunity to thank Mr Ng for his contribution to the Company during a difficult time in its evolution. The Board has appointed Ms Mohd-Saaid and Ms Navarednam as Joint Chief Executive Officers with effect from 1 June 2003.

The Board would like to express its appreciation to the management and staff for their commitment and dedication and to thank all our shareholders for their continued support and loyalty.

Dr Khoo Kay Peng Chairman



This page is intentionally blank
(contains photograph)

This page is intentionally blank
(contains photograph)

Chief Executive Officer's Statement

Results

For the 52 weeks ended 25 January 2003, Laura Ashley recorded a 5.5% increase in total Group turnover to £292.0 million (2002: £276.8 million). Overall retail like-for-like sales for the period were up 3% (UK +6%, Continental Europe -9%). In line with the announcement of 13 March 2003, the Group recorded a loss before tax and exceptional items of £4.9 million (2002: profit before tax and exceptional items of £9.3 million). In addition, this year, we have a further £9.2 million of charges relating to the closure of 46 of our Continental European stores bringing losses before tax to £14.1 million.

The reported loss is in part due to increased costs arising from previously announced investments in the future of the business, in areas such as systems, distribution, customer services and the growth in UK store numbers. A full review of costs has been undertaken and reductions in a number of areas are expected this year.

Home Furnishings

This was another strong year of growth for Home with total sales up 14% (UK +17%, Continental Europe -6%), and like-for-like sales up 7% (UK +9%, Continental Europe -6%). The division now accounts for 67% of total retail sales. New stand alone Home Furnishing stores continue to be profitable and we have seen particular growth in cabinet furniture, lighting and accessory products.

Overall, Group margins have fallen. Much of this decrease in margin was caused by previously announced Home Furnishings factors, such as the clearance of furniture in the first half, increased promotional activity and the continued change in product mix towards furniture. Home Furnishings continues to benefit from the expansion of our multi-channel retailing approach, particularly Mail Order and Internet, and will continue to be a focus for future opportunities.

Fashion

Total retail sales were down 4% (UK -1%, Continental Europe -15%). Like-for-like sales were down 2% (UK 0%, Continental Europe -14%). Clearly the trading position in Continental Europe has impacted the Group as a whole. This situation worsened after the year end on news of our store closure plans. In the UK, we are encouraged to note an improvement in sales over the first quarter of the current financial year.

Continental Europe

As previously reported, over the first half in Continental Europe there was a steep decline in Fashion sales as a result of which the Company undertook a strategic review to determine the best way of addressing the problems in that region. As part of this review, the Company announced in November 2002 that it was to close five stores in France and six in Germany.
In our trading update for the 23 week period ended 4 January 2003, we reported that trading in our operations in Continental Europe had worsened. Following the disappointing Christmas trading period, the Company announced on 23 January 2003 that it intended to close a further 35 stores across Continental Europe, including all the stores in Germany.

We are currently in discussions with several parties to reach franchise agreements for our stores in Continental Europe. We will make any further announcements about the progress of these talks as soon as is appropriate. The Company is committed to maintaining a presence in Continental Europe through its franchising and licensing activities.

This page is intentionally blank
(contains photograph)

Chief Executive Officer's Statement

continued

Mail Order

Mail Order is a central feature of our multi-channel approach to retailing, in which our fashion catalogues not only drive sales directly, but also encourage customers to visit our stores. During the year, the Mail Order business continued to grow with sales up 31% on the same period last year. We have seen a successful re-launch of the Fashion Mail Order business and further expansion in Home Furnishings. The active customer database grew by over 25%. Further growth is anticipated during the current year, as the investment phase in growing critical mass in this business continues.

E-commerce

In its first full year of trading, e-commerce has become an established part of our multi-channel business, with 68,000 registered users. Demand was particularly strong in the second half and we are confident of further strong growth in the coming year.

Store Portfolio

Over the last year, we have opened 18 new, mainly Home, stores in the UK. With the closure of six stores in the same period, the overall selling space has increased by 3%. As previously reported, we have continued to open new, edge of town Home Furnishing stores, the most recent being Weybridge, Norwich and Rugby which were opened after the year end. We now have a total of 31 such stores and they are performing well.

Our current strategy for Continental Europe means that we will retain 19 stores which will operate as our own portfolio. However, if the current discussions with potential franchise partners in Continental Europe are successful, the stores that we plan to keep open, plus some of the stores currently scheduled to close, will be operated as Laura Ashley franchise stores.

Franchising and Licensing

We have continued to develop our franchising activities with the recent launch of four new franchise stores in Japan, including stand alone stores in Ooizumi and Motomachi and a concession within a department store in Riyadh in Saudi Arabia. In North America, the number of franchise stores had reduced to three at the end of April 2003.

Overall licensing revenue was lower than last year due to the soft US market. However, for the next financial year, we anticipate some recovery and are in current negotiations with three prospective licensees.

Current trading

Trading in the 14 weeks to 3 May 2003 shows total retail sales flat on last year (UK +6%, Continental Europe –33%). Total like-for-like sales are down 1% (UK +3%, Continental Europe –27%). These figures demonstrate the impact of Continental European trading on total Group sales. As mentioned above, we are actively working towards a resolution to our problems in these territories.

Finally, I would like to thank the staff for their continued efforts and dedication and to express my sincere appreciation to our shareholders for their continued support.

Ng Kwan Cheong *Chief Executive Officer*



Operating and Financial Review

Financial summary

	2003 £m	2002 £m
Turnover	**292.0**	276.8
(Loss)/profit before tax and exceptional items	**(4.9)**	9.3
Exceptional items	**(9.2)**	-
(Loss)/profit on ordinary activities before taxation	**(14.1)**	9.3
(Loss)/earnings per share	**(2.62)p**	1.37p
Stock	**47.0**	51.7
Provisions	**6.8**	2.1
Capital expenditure	**15.1**	14.4
Net (debt)/funds	**(8.5)**	0.3

Result

The loss before exceptional items and tax was £4.9 million compared to a profit before exceptional items and tax of £9.3 million in the previous financial year. The Group's total retail sales, on a like-for-like basis, were 3% higher than in the previous financial year. Total gross profit for the Group was £4.0 million lower than the previous financial year, mainly related to Home Furnishing issues such as furniture clearance in the first half, changes in product mix, promotional activity and stock write-offs.

The loss after exceptional items and before tax was £14.1 million compared to a profit after exceptional items and before tax of £9.3 million in the previous financial year.

Exceptional items this year related to losses on termination of operations in Continental Europe.

Store Portfolio

Changes to the Group's store portfolio during the year were as follows:

Number of stores

	UK	Continental Europe	Total
January 2002	198	67	265
Opened	18	-	18
Closed	(6)	(11)	(17)
January 2003	**210**	**56**	**266**

Net square footage ('000)

	UK	Continental Europe	Total
January 2002	570	128	698
Opened	46	-	46
Space (reduction)/increase	(12)	1	(11)
Closed	(16)	(14)	(30)
January 2003	**588**	**115**	**703**

Turnover and Operating Result

Turnover for the Group totalled £292.0 million, compared to £276.8 million in the previous financial year. Retail sales including Mail Order were £254.6 million, an increase of 6% compared to the previous year. Retail sales excluding Mail Order averaged £337 per square foot reflecting an increase of 2%. Non-retail sales amounted to £37.3 million and were higher than the previous year by 5%, mainly due to improvements in franchise sales and royalties.

Retail turnover for the UK and Ireland operations amounted to £221.6 million, an increase of 9% over the previous year. Store turnover totalled £203.7 million, an increase of 7%. Like-for-like store sales increased by 6%. Mail Order and Internet sales were above the previous year by 41%.

Operating and Financial Review
continued

In Continental Europe, store turnover was £33.0 million, down 13% on the previous year (a fashion decrease of 14% and a Home Furnishings decrease of 12%). Like-for-like store sales decreased by 9%.

As shown in note 2 to the financial statements, operating expenses amounted to £122.2 million, £9 million or 8% above last year. When expressed as a percentage of sales, operating expenses for the current year were up 1 percentage point.

Taxation

The taxation charge for the year comprises UK taxation on current year taxable profits, adjustments in respect of certain prior year tax liabilities and relief for overseas taxes paid. In addition, the charge includes overseas taxes on the profits of non-UK subsidiary companies and the Group's share of the taxation charge on the profit of the associated company, Laura Ashley Japan Co., Ltd..
In Europe, the effective rate of taxation is increased by exceptional closure costs and trading losses for which tax relief will be available only by way of offset against future profits to the extent that the closure program envisages trading activity remaining in the European companies impacted by the closure program.

Net Assets

Net assets of the Group at 25 January 2003 amounted to £52.5 million, a decrease of £16.0 million compared to the previous year. Provisions for liabilities and charges were increased by £4.7 million to £6.8 million.

Cash Flow

Free cash flow, which is defined as the net cash flow before financing and investments, is shown below:

	2003 £m	2002 £m
Cash inflow from operating activities	8.7	3.5
Net capital expenditure	(15.0)	(14.2)
Taxation, interest and dividends	(2.8)	(0.4)
Free cash outflow	(9.1)	(11.1)

The Group's cash balances reduced during the year as follows:

	2003 £m	2002 £m
Opening funds	0.3	14.5
Total cash outflow as above	(9.1)	(11.1)
Finance lease obligations	-	(2.8)
Exchange differences	0.3	(0.3)
Closing net (debt)/funds	(8.5)	0.3

The Group's net (debt)/funds are denominated in Sterling. In November 2002, the Group secured an overdraft facility of £5 million with Bumiputra Commerce Bank Berhad. This facility is renewable annually. In March 2003, a further agreement with Bumiputra Commerce Bank Berhad established a £3 million revolving credit facility for peak periods, together with a £15 million multi-option trade line. This facility is initially available for an 18 month period, and is then renewable annually.

Treasury

The Group's treasury strategy is controlled through a Treasury Committee that meets regularly and is chaired by the Chief Executive Officer. The Treasury function arranges funding for the Group and provides a cash balance service to all operating units. The overall objective is to control interest costs and minimise foreign exchange exposure. All surplus cash is invested within the banking syndicate to achieve maximum interest income.

Directors' Report

The Directors present their Annual Report and audited financial statements for the year ended 25 January 2003.

Principal activities

The principal activities of the Group are the design, manufacture, sourcing, distribution and sale of clothing, accessories and home furnishings. Operating companies are situated in the United Kingdom, Ireland and Continental Europe.

Results for the year

The Group's results are shown in the Profit and Loss Account on page 33. A full review of the Group's operations is included within the Chief Executive's Statement and the Operating and Financial Review. The loss for the year before tax and exceptional items was £4.9 million (2002: profit before tax and exceptional items of £9.3 million).

Subsequent events

The Company announced on 23 January 2003 a proposed rights issue to raise approximately £9 million before expenses (c. £8.2 million net, after expenses) to be underwritten partly by Bonham Industries Limited (an investment company controlled by Dr Khoo Kay Peng) and partly by The Bank of East Asia, Limited (a large independent bank in Hong Kong). The Company also announced that it intended to close stores across Continental Europe. Details of these transactions are set out in a circular to shareholders dated 16 April 2003.

Dividend

No dividend will be paid. (2002: nil pence per share).

Future developments

The Chief Executive Officer's Statement details the proposed developments intended for the Group in the foreseeable future.

Directors

The names of the Directors of the Company are shown on the inside front cover. Ms Ainum Mohd-Saaid was appointed as Executive Director on 7 May 2003. Ms Rebecca Navarednam was appointed as non-Executive Director on 23 January 2003. There were no other changes to the Board during the financial year.

In accordance with the Company's Articles of Association, Mr Ng Kwan Cheong, Mr Motoya Okada and Mr John Thornton will retire by rotation and, being eligible, are offering themselves for re-election at the Annual General Meeting ('AGM'). Ms Ainum Mohd-Saaid and Ms Rebecca Navarednam will offer themselves for election at the AGM in accordance with the Articles of Association. Details of letters of appointment, upon which the services of non-Executive Directors are based, are set out on page 22.

Details of the Directors are as follows:

Dr Khoo Kay Peng, 64, non-Executive Chairman, joined the Board in February 1999. He is the Chairman and Chief Executive of Malayan United Industries Berhad, which is a diversified group with business interests in the Asia Pacific, the United States of America ("USA") and the United Kingdom ("UK"). He is also the Chairman of Corus & Regal Hotels plc, UK and MUI Hong Kong Ltd. Dr Khoo is a Director of SCMP Group Limited and The Bank of East Asia, Limited in Hong Kong. Previously, Dr Khoo had served as the Chairman of the Malaysian Tourist Development Corporation (a Government Agency), the Vice Chairman of Malayan Banking Berhad and a trustee of the National Welfare Foundation. He is currently a trustee of the Malaysian Humanitarian Foundation and Regent University, Virginia, USA. Dr Khoo is also a board member of Northwest College, Seattle, USA, as well as a Council Member of the Malaysian-British Business Council and the Malaysia-China Business Council. Dr Khoo is a member of the Nomination and Remuneration Committees.

Directors' Report
continued

Mr David Ralph Walton Masters, 59, non-Executive Deputy Chairman of the Company, joined the Board in March 1998. He was appointed Executive Deputy Chairman of Corus & Regal Hotels plc on 1 April 1999 and resigned his position in April 2002. He is also a Director of Morning Star Investment Management (Jersey) Ltd (formerly Kerry Investment Management (Jersey) Ltd, a Director of Morning Star Investment Management Limited (formerly Kerry Investment Management Limited, a Hong Kong investment management company), a Director of Irrawaddy Advisors Ltd, an investment research company based in Hong Kong and a non-Executive Director of Beta Funds Limited. Mr Walton Masters was formerly a Managing Partner at Phillips & Drew, in charge of the International Department, Chief Executive of County NatWest Securities and Executive Chairman of Coast Securities. Mr Walton Masters is Chairman of the Audit Committee and a member of the Remuneration Committee.

Mr Nick Bernard Ashley, 46, non-Executive Director, joined the Board in June 1998, having since November 1996 been an alternate Director to his father, Sir Bernard Ashley, a co-founder of the business. Mr Ashley, formerly Director of Design for Laura Ashley, now owns his own design firm. He is a member of the Audit and Nomination Committees.

Ms Sally Cheong Siew Mooi, 50, non-Executive Director, joined the Board in September 1999. She is a law graduate of the University of Malaya and was called to the Malaysian Bar in 1978. After a brief period of law practice, she joined the banking sector and was Company Secretary of Pacific Bank Berhad and subsequently, Legal Adviser of Development & Commercial Bank Berhad (Now RHB Bank). During the period 1988 to 1997, she published nine books on Malaysian entrepreneurs and companies listed on the Kuala Lumpur Stock Exchange. She is presently Executive Director of Pan Malaysia Corporation Berhad and a Director of Metrojaya Berhad in Malaysia.

Mr Ng Kwan Cheong, 54, Chief Executive Officer, joined the Board in May 1999. He is a graduate of Middlesex University. Prior to his appointment as Chief Executive Officer in February 1999, he was Managing Director of Metrojaya Berhad, the retailing arm of the MUI Group. He is currently a non-Executive Director of Corus & Regal Hotels plc and Metrojaya Berhad. Mr Ng resigned as Chief Executive Officer with effect from 1 June 2003 but remains on the Board as a non-Executive Director.

Mr Motoya Okada, 51, non-Executive Director, joined the Board in June 1998, having previously been an alternate Director to his father, Mr Takuya Okada, since August 1992. Mr Okada has been President of Aeon Co., Ltd. (formerly Jusco Co., Ltd.), the Japanese retailer, since 1997 and has held a number of positions with Aeon since joining that company in 1979. He is also Chairman of Laura Ashley Japan Co., Ltd.. Mr Okada is a member of the Audit and Remuneration Committees.

Mr John Lawson Thornton, 49, non-Executive Director, joined the Board in July 1995. He is President and co-Chief Operating Officer of the Goldman Sachs Group, Inc. and is also a member of its Board of Directors and its Management Committee. He served previously as Chairman of Goldman Sachs Asia (1996-1998) and co-Chief Executive of Goldman Sachs International (1995-1996), with responsibility for the firm's business in Europe, the Middle East and Africa. Mr Thornton joined Goldman Sachs in 1980 and became a general partner in 1988. Mr Thornton is also a Director of the Ford Motor Company Inc., British Sky Broadcasting Group plc and the Pacific Century Group (Hong Kong and Singapore). Mr Thornton joined the Board in July 1995 and served as Chairman from 1996 to

1999. Mr Thornton announced his retirement from the Goldman Sachs Group, Inc. as President and co-Chief Operating Officer and as a Director, effective 1 July 2003, although he will continue to serve as a senior adviser to that company and as a Director of the Goldman Sachs Foundation. With effect from September 2003, Mr Thornton will serve as professor and Director for the global leadership programme at Tsinghua University in Beijing. He is Chairman of the Remuneration and Nomination Committees.

Ms Ainum Mohd-Saaid, 57, joined the Board as an Executive Director of the Company on 7 May 2003. She is an LL.B (Hons) Graduate of the University of Singapore and LL.M (Magna Cum Laude) Graduate of the University of Brussels. She was the Treasury Solicitor for the Malaysian Federal Treasury before she was seconded to World Bank as Counsel of the Legal Department. In the private sector, she was the Executive Director/Chief Operating Officer of Metrojaya Berhad, a successful retail fashion group listed on the Kuala Lumpur Stock Exchange, before she was appointed Deputy Chief Executive of the Security Commission, Malaysia. She then went on to become the Attorney General of Malaysia. In the UK, she has held the position of Chief Legal Advisor for both Laura Ashley Holdings plc and Corus & Regal Hotels plc. The Board has appointed Ms Mohd-Saaid as Joint Chief Executive Officer with effect from 1 June 2003.

Ms Rebecca Annapillai Navarednam, 56, joined the Board as a non-Executive Director of the Company on 23 January 2003. She is a Fellow of the Institute of Chartered Accountants in England and Wales. She has held a senior management position in a leading banking group in Malaysia and was Vice President of MUI Management Sdn Berhad before joining Corus & Regal Hotels plc in September 2000 as Chief Financial Officer. The Board has appointed Ms Navarednam as Joint Chief Executive Officer with effect from 1 June 2003. She is a member of the Audit Committee.

Directors' interests in contracts

Save as disclosed in note 29 to the Accounts and Executive Directors' service contracts, none of the Directors has, or has had during the financial year, a material interest in any contract of significance relating to the business of the Company or its subsidiaries.

Directors' interests in shares

The tables on pages 25 and 26, which show the Directors' share options and Directors' interests in the shares of the Company, form part of this Report.

Employees

The Group is committed to developing the potential of all employees and believes in the principle of equal opportunities and recruitment and promotion on merit regardless of gender, race, age, colour or disability. Every effort is made to offer satisfying career progression for all those demonstrating the skills and capabilities required.

It is Group policy that there should be effective communication with all employees.

Charitable and political donations

The Company made donations amounting to the sum of £30,000 for charitable purposes in the United Kingdom during the year (2002: £500). No contributions were made for political purposes.

Significant interests

Except as specified below, the Directors are not aware of any interest amounting to 3% or more of the nominal value of the issued share capital of the Company.

Directors' Report
continued

As at 7 May 2003	Number of Ordinary shares	Percentage of issued share capital
MUI Asia Limited	255,938,185	34.30%
Bonham Industries Limited*	90,466,083	12.12%
Aeon Co., Ltd	35,220,606	4.72%

* *KKP Holdings Sdn. Bhd., Soo Lay Holdings Sdn. Bhd. and Dr Khoo Kay Peng are each interested in these shares.*

Auditors

A resolution proposing the appointment of Chantrey Vellacott DFK as Auditors to the Company and to authorise the Directors to determine their remuneration will be put to the AGM. BDO Stoy Hayward is not seeking reappointment.

Report on Corporate Governance Compliance

The Board endorses The Combined Code – Principles of Good Governance and Code of Best Practice (the 'Code'). During the financial year the Company has complied with the provisions set out in the Code, except to the extent disclosed below.

In reviewing the Code's requirements for the independence of non-Executive Directors, the Board is of the view that the majority of the current non-Executive Directors do not strictly meet the criteria for independence; in particular, Dr Khoo, Ms Cheong, Ms Navarednam and Mr Okada, as they are representative Directors of the Company's major shareholders. The Board considers that the current non-Executive Directors have the appropriate range of experience and skills.

The Company is fortunate in having the services of its non-Executive Directors, who make up over two-thirds of the Board and who provide an important contribution to the strategic development of the Group.

The Board recognises Mr David Walton Masters as the senior Director of the Board, to whom concerns can be conveyed.

The Board meets regularly, at least six times a year, but more frequently when business requires, and has full and timely access to all relevant information to enable it to carry out its duties. A formal schedule of matters specifically reserved for the Board is in place and is incorporated into the Company's Manual on Corporate Governance, together with details of the procedures that Directors may follow for taking independent professional advice, at the Company's expense, if necessary.

Furthermore, the Board has regular contact with the Company Secretary for her services and advice. The Secretary is charged with ensuring that Board procedures are followed and that applicable rules and regulations are complied with. The appointment and removal of the Secretary is a matter reserved for the Board.

The Board has delegated specific responsibilities to the Audit, Nomination and Remuneration Committees. The Board considers that all the members of each Committee have the appropriate experience and none of them have interests which conflict with their positions on the Committees.

The Nomination Committee, the membership and quorum of which is a majority of non-MUI Directors, meets as required to decide and give recommendations to the Board on all matters relating to the selection, number, appointment and removal of Executive and non-Executive Directors to the Board. The recommendations of the Nomination Committee are ultimately made to the full board, which considers them before any appointment is made. The members of the Nomination Committee during the year were Mr John Thornton (Chairman), Dr Khoo Kay Peng and Mr Nick Ashley.

The Audit Committee meets at least three times a year. It assists the Board in observing its responsibility for ensuring that the Group's financial systems provide accurate information on its financial position and that its published financial statements represent a true and fair reflection of this position. It also assists the Board in ensuring that appropriate accounting policies, internal controls and compliance procedures are in place and in assessing the cost effectiveness, independence and objectiveness of the Auditors.

The Company has made arrangements with the Auditors of the Company, whereby, on a six monthly basis, the Auditors report to the Audit Committee on the arm's length nature and normal commercial basis of the relationship between the North American business and the Group. The Nomination Committee also receives copies of these reports. This enables the trading relationship between the North American business and the Group to be independently monitored. The members of the Audit Committee during the year were Mr David Walton Masters (Chairman), Mr Motoya Okada and Mr Nick Ashley. Mr John Thornton served as a member of the Committee until 7 October 2002. Ms Rebecca Navarednam was appointed to the Committee on 14 April 2003.

The Remuneration Committee meets on average three times a year and is responsible for advising on remuneration policy for Executive Directors and senior executives. The Remuneration Committee considers any remuneration package before it is offered to a potential appointee. Members of the Remuneration Committee during the year were Mr John Thornton (Chairman), Dr Khoo Kay Peng, Mr David Walton Masters and Mr Motoya Okada.

Executive Directors abstain from any discussions or voting at full board meeting on Remuneration Committee recommendations where the recommendations have a direct bearing on their own remuneration package. The details of each Director's individual package are fixed by the Committee in line with the policy adapted by the full board.

Details of the level and composition of the Directors' remuneration are disclosed in the Remuneration Report on pages 21 to 26.

Any Director appointed during the year is required, under the provisions of the Company's Articles of Association to retire and seek election by shareholders at the next AGM. The articles also require that one third of the directors retire by rotation each year and seek re-election at the AGM. The Directors required to retire will be those in office longest since their previous re-election and this will usually mean that each Director retires at least every three years, although there is no absolute requirement to this effect. In order to fully comply with the Code, it is the Company's policy that every Director should submit themselves for re-election at least every three years.

The Fashion Committee is a recently established Committee of the Board under the chairmanship of Dr Khoo Kay Peng. The Committee has formal terms of reference and meets on a regular basis. The current members of the Committee are Dr Khoo Kay Peng, Mr David Walton Masters, Mr K C Ng, Mrs Pauline Khoo, Lady Henderson and Lady Daventry.

Relations with shareholders

The Company seeks to maintain good communications with shareholders. The Laura Ashley website provides up-to-date information on the Group. The Company endeavours to despatch the notice of Annual General Meeting at least 20 working days before the meeting.

Directors' Report
continued

The Board considers the AGM to be an opportunity to meet and communicate with private investors, giving shareholders the opportunity to raise with the Board any issues or concerns they may have. The Chairmen of the Audit, Nomination and Remuneration Committees will be available at the AGM to answer any queries raised. In accordance with the provision of the Code, the Company will provide an indication at the AGM of the level of proxies lodged on each resolution. Shareholders also have direct access to the Company and the Company responds to numerous letters from shareholders and customers on a wide range of issues. All shareholders have the opportunity to put questions at the Company's AGM.

Accountability and Audit

The Board presents a balanced assessment of the Company's position and prospects in all interim and price-sensitive reports and reports to regulators as well as in the information required to be presented by statutory requirements.

The terms of reference of the Audit Committee include keeping under review the scope and results of the internal and external audits and their cost effectiveness. The Committee ensures the independence of the internal auditors within the Company and reviews the independence and objectivity of the external auditors.

Internal control

The Board is responsible for maintaining a sound system of internal control to safeguard shareholders' investment and the Company's assets. The Company manages its non-financial risk management by auditing and monitoring the headline issues of health and safety, environment, ethics and risk management.

Health and Safety

Each Laura Ashley site is audited on a regular basis and this is reported to local and senior management. Monitoring of accidents and incidents is seen as a key method of prevention. As such, all accident reports are regularly reviewed to highlight areas for further improvement.

Environment

The Group's Environmental Policy governs environmental management within Laura Ashley and is publicly available through the Company's website, www.lauraashley.com. In addition, it is communicated to employees via a staff booklet. The Environmental Policy sets out the Group's activities, which cover a wide range of manufacturing, distribution and retailing operations and, as such, the Company recognises and accepts that concern for the environment is an integral and fundamental part of its business strategy and operating methods.

Due to the diverse nature of the business, this policy is a guideline for the different divisions within Laura Ashley which adopt environmental policies covering key environmental issues that are specific to their business operations.

At a corporate level, the Board of Laura Ashley Holdings plc is committed to a programme of continual environmental improvement throughout the business; ensuring compliance to all relevant environmental legislation, the prevention of pollution and encouraging divisions of the Laura Ashley Group to report on energy, waste and fuel consumption with the aim of setting performance indicators.

The Group operates and maintains Company vehicles as far as reasonably practical with due regard to environmental issues, operating, wherever possible, using substances and plant which will not significantly affect the environment. The Group assesses in advance the environmental impact of any new processes or products whilst encouraging suppliers and contractors to implement policies that protect the environment.

The Board endeavours to ensure that the Environmental Policy is implemented throughout the Group and will be reviewed on an annual basis.

The measurement of key indicators has commenced in the areas of energy consumption, water use and waste.

Energy consumption in each of the four divisions (Manufacturing, Distribution; Central Services; Retail) is shown in Figure 1 and the associated greenhouse gas emissions in Figure 2. The manufacturing and distribution divisions are the largest contributors to both of these measures and it is in these areas where the Group has the most active energy efficiency programmes.

Figure 3 shows waste production in the various divisions and also the fruits of the Group's in-house recycling and recovery projects. The latter have so far been focused in the manufacturing and distribution divisions, where waste is available in larger concentrations, making recycling both economically and environmentally more attractive.

Figure 4 shows water consumption in the manufacturing and distribution divisions. Water is vital in the processing of fabrics and hence usage here is much greater than elsewhere in the Group. Water consumption is not specifically measured in central services and retail, where use is for domestic purposes only.

GRAPH

GRAPH

GRAPH

GRAPH

Directors' Report
continued

Ethics

The Company has issued updated guidelines during the year to all its suppliers and trained relevant in-house staff on the issues to be reviewed when visiting suppliers. The Company will continue with this work during the year. Current guidelines are included in the Supplier's Manual.

FTSE4Good

The Group remains included in the FTSE4Good UK Benchmark Index for socially responsible investment.

Risk Management

The Company has its own risk management team, which is supplemented by additional external support when necessary. This team advises and liaises with all levels of staff and management on relevant issues and liaises with the regulatory bodies and insurance companies to enable up to date information to be made available for change management.

The Group has not breached any legislation during the year and has met all its commitments in respect of permits, authorisations and licences.

Business Continuity

The Company has embarked on a Business Continuity Plan, which is driven from the Risk Management Team, and the Board has appointed an independent Risk Adviser to assist in the management of this process.

The information gathered is used as a base to develop and improve the reporting of these issues. The process will be continually audited and improved, and more fully reported on in subsequent years.

The Chief Financial Officer submits a report on the risk management activity to every Audit Committee and Board meeting for consideration and review. This information forms the basis for the Board to undertake the annual assessment on internal control.

The Directors are responsible for the Group's systems of internal control and believe that major steps have been taken to comply with the Combined Code. This is a continuous process and the control systems will continue to be improved. However, any such system can only provide reasonable and not absolute assurance against material misstatement or loss. The Board continues to maintain clear operating procedures, lines of responsibility and delegated authority. In particular, procedures exist for:

- the appraisal and authorisation of capital investment;
- the authorisation and implementation of interest rate and foreign currency hedging instruments;
- monthly financial reporting within an annual budgeting and forecasting process;
- maintaining day-to-day financial control of operations within a framework of defined policies and procedures; and
- regular reviews by the internal audit function of the Group's operations and the systems of internal control.

In addition, guidelines are in place which set out the required level of internal controls needed at each operating subsidiary. The Directors, through the Audit Committee, confirm that they have reviewed the effectiveness of the Group's system of internal control.

Communications

The Company places a great deal of importance on communication with its shareholders. The Company publishes a concise summary financial statement as well as its full report and accounts. The full report and accounts are available to shareholders on request and to other parties who have an interest in the Group's performance. Shareholders also have direct access to the Company via its free shareholder information telephone service and the Company responds to numerous letters from shareholders and customers on a wide range of issues.

All shareholders have the opportunity to put questions at the Company's AGM.

Going concern

The Board is of the opinion that the Group will have sufficient funding to meet its working capital needs. As a result, the Directors consider it appropriate to prepare the financial statements on a going concern basis.

Creditor payment policy

The Group's policy on payment practices is as follows:

(1) terms of payment will be agreed with suppliers when opening an account with them;

(2) each supplier will be made fully aware of such terms;

(3) for major contracts, payment terms will be agreed on an individual transaction basis; and

(4) to comply with payment terms agreed for existing and new accounts when the Group is satisfied that the supplier has provided goods or services in accordance with the agreed terms. Copies of the Group's standard payment terms, incorporated into its standard trading terms and conditions, may be obtained from the Registered Office during normal working hours.

The Group's trade creditors' days figure at 25 January 2003 (based on the ratio of the aggregate of the amounts owed to trade creditors at such date to the aggregate of the amounts invoiced by suppliers during the financial year) was equivalent to 37 days (2002: 39 days). The Company had no trade creditors at 25 January 2003.

Directors' responsibilities

The Directors are required by company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss, total recognised gains or losses and cash flows of the Group for that period.

The Directors confirm that suitable accounting policies have been used and applied consistently and that reasonable and prudent judgments and estimates have been made in the preparation of the financial statements for the 52 weeks ended 25 January 2003.

The Directors also confirm that applicable accounting standards have been followed.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and of the Group and for taking reasonable steps to prevent and detect fraud and other irregularities.

The Directors are responsible for ensuring that the Director's Report and other information included in the Annual Report is prepared in accordance with company law in the United Kingdom. They are also responsible for ensuring that the Annual Report includes information required by the Listing Rules of the Financial Services Authority.

Financial Statements are published on the Company's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of this website is the responsibility of the Directors; the work carried out by the auditors does not involve the consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the information contained in the financial statements since they were initially presented on the website.

Increase in Authorised Share Capital

A resolution to increase the authorised share capital of the Company by 25 per cent by the creation of 200,000,000 Ordinary Shares will be put to shareholders at the forthcoming AGM.

Authority to allot shares

The Companies Act 1985 (the 'Act') provides that the directors of a company may not allot shares unless empowered to do so by the shareholders. The Board is proposing the adoption of Resolution 10 as special business in the Notice of the 2003 AGM set out on pages 54 to 55, so as to give the Directors unconditional authority to allot ordinary shares up to an aggregate nominal value of £12,309,583.55, representing 33% of the issued share capital at 7 May 2003. The Directors have no present intention to issue any such ordinary shares.

The Act also provides that, unless shareholders otherwise consent, new shares allotted for cash must be offered to shareholders in proportion to their existing holdings. Resolution 11, to be proposed as special business, authorises the Directors to allot equity securities for cash otherwise than on a pro rata basis up to an aggregate nominal value of £3,730,176.80, equal to 10% of the nominal value of the issued share capital of the Company at 7 May 2003. Resolution 11 also authorises the Directors, in the case of rights issues, open offers or otherwise to ordinary shareholders, to allot shares where necessary other than strictly in accordance with the pre-emptive provisions set out in the Act – for example, where shareholders are resident in foreign jurisdictions which prohibit the shares being offered to them.

Similar Resolutions to those described above were passed at the last AGM. If these Resolutions are adopted the powers conferred by them will continue until the conclusion of the next AGM or 15 months from the date of passing the Resolutions, whichever is the earlier.

Action to be taken

You will find enclosed a Form of Proxy for use by each shareholder at the AGM. Whether or not you intend to be present at the meeting, you are requested to complete and sign the Form of Proxy in accordance with the instructions thereon, and to return it as soon as possible but in any event so as to arrive at the Company Registrars by 2.00 p.m on 13 June 2003. The completion and return of a Form of Proxy will not preclude you from attending the AGM and voting in person should you so wish.

By Order of the Board



Ann E Mantz FCIS *Secretary*
7 May 2003

Remuneration Report

Membership

The remuneration of Executive Directors and senior executives is determined by the Remuneration Committee, in consultation, where appropriate, with the Chief Executive, the membership of which entirely comprises non-Executive Directors. The current members of the Remuneration Committee are Dr Khoo Kay Peng, Mr David Walton Masters, Mr Motoya Okada and Mr John Thornton.

Policy on Remuneration of Executive Directors and senior executives

The Remuneration Committee sets the overall policy on remuneration and other terms of employment of Executive Directors and senior executives. The Remuneration Committee aims to ensure that the remuneration packages offered are competitive and designed to attract, retain and motivate Executive Directors and senior executives of the right calibre.

Remuneration for non-Executive Directors consists of fees for their services in connection with Board and Committee meetings. These fees are agreed by the Board without the involvement of the non-Executives concerned. Non-Executive Directors do not participate in any Group pension or share option scheme.

The Remuneration Committee takes account of remuneration surveys and benefit information in the marketplace when assessing pay and benefits within the Group.

The main components

The main remuneration components are:

(i) Basic salary

Basic salary for each Executive Director is determined by the Remuneration Committee, taking into account the performance of the individual and information from independent sources on the rates of salary for similar posts.

(ii) Annual bonus

The Company did not consider it appropriate to have a bonus scheme in place for the financial year on which it is reporting.

(iii) Share options

The Company believes that share ownership by Executive Directors and senior executives strengthens the link between their personal interests and those of the Company's shareholders. The Laura Ashley 1995 Executive Share Option Scheme requires performance conditions to be satisfied before share options can be exercised, which give Directors incentive to perform at the highest levels. No options were granted during the financial year.

Company policy on contracts of service

No Executive Director of the Company has a notice period in excess of 12 months under the terms of his service contract. There are no Executive Directors' service contracts containing provisions for pre-determined compensation on termination which exceeds one year's salary and benefits in kind. Non-Executive Directors do not have service contracts with the Company, but the current non-Executive Directors have

Remuneration Report
continued

letters of appointment, specifically for a period of three years, with the exception of Ms Cheong and Ms Navarednam whose appointment is for a term of two years and Mr J L Thornton, whose appointment has a one month notice period.

	Expiry date
Mr N B Ashley	June 2004
Ms S Cheong	September 2004
Dr Khoo Kay Peng	February 2005
Mr D R Walton Masters	May 2004
Mr M Okada	June 2004
Ms R Navarednam	January 2005

All the Directors are subject to retirement by rotation.

Company policy on external appointments

The Company recognises that its Directors are likely to be invited to become non-Executive Directors of other companies and that exposure to such non-executive duties can broaden experience and knowledge, which will benefit the Group. Executive Directors are, therefore, subject to approval of the Company's Board, allowed to accept non-executive appointments, as long as these are not with competing companies and are not likely to lead to conflicts of interest. Executive Directors are allowed to retain the fees paid.

Company pensions policy regarding Executive Directors

Senior employees are members of the Laura Ashley Retirement Benefits Scheme ('LARBS'). Executive Directors based in the UK were offered participation in LARBS on a similar basis to senior executives.

LARBS is a funded, Inland Revenue approved, final salary, occupational pension scheme. It is contributory (3%) and provides senior executives with a maximum pension at normal retirement age (65 years) of two-thirds of their average salary in the three years prior to retirement, subject to completion of 20 years' service (40 years for most other LARBS members). It also provides life assurance cover of four times pensionable salary for Executive Directors (three times pensionable salary for other employees). Spouse's and children's pensions are also provided on death.

Pensionable salary excludes benefits in kind.

All LARBS benefits are subject to Inland Revenue limits. Where such limitation is due to the Inland Revenue Earnings Cap, the non-contributory defined contribution scheme, the Laura Ashley Funded Unapproved Retirement and Death Benefit Scheme ('FURBS'), seeks to provide pension and death benefits for some senior executives up to the level that would otherwise have applied but for the Earnings Cap.

During the financial year, Mr Ng Kwan Cheong was the only Director of the Company who was a member of LARBS. Pension benefits earned by Mr Ng Kwan Cheong, under the terms of LARBS, are detailed below:-

Pension benefits earned	2003	2002
Increase in accrued pension during the year	£3,258	£3,316
Transfer value of increase	£19,523	£24,270
Accumulated total accrued pension at year end	£12,960	£9,540

(1) The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year.

(2) The increase in accrued pension during the year excludes any increase for inflation.

(3) *The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11 less Director's contributions.*

The transfer value represents a liability of the Company, not a sum paid or due to Mr Ng Kwan Cheong.

(4) *The contributions paid to FURBS during the year in respect of Mr Ng Kwan Cheong were £43,104.*

(5) *At 25 January 2003, the accumulated value of the fund under FURBS of Mr Ng Kwan Cheong was £93,642.*

Members of the Group pension schemes have the option to pay Additional Voluntary Contributions; no such contributions were made by Executive Directors during the year.

Taxable benefits

Executive Directors are entitled to a range of taxable benefits which include the provision of a company car and payment of its operating expenses (or a cash alternative), housing allowance and private medical insurance schemes. The Group provides all employees, including Directors, with a discount on merchandise sold through Laura Ashley retail outlets.

Performance Graph

The following graph shows the Company's performance, measured by total shareholder return, compared with the performance of the FTSE General Retail Index for the period 1 February 1998 to 25 January 2003.

Remuneration Report

continued

The Renumeration Committee has selected the above index, as it is most relevant for a company of Laura Ashley's size and sector.

Audit

The details of the Directors' remuneration and interest in 2003 as disclosed on pages 24 to 26 and the pension disclosure for Mr Ng Kwan Cheong on pages 22 and 23 have been audited by the Group's external auditor.

Directors' emoluments

The figures below represent emoluments earned as Directors during the relevant financial year and relate to the period of each Director's membership of the Board. Such emoluments are normally paid in the same financial year. Benefits incorporate all benefits assessable to tax arising from employment by the Company.

							Payments to Defined Benefit and Defined Contribution Pension Schemes	
	Salary & Fees £000	Benefits £000	Bonus £000	Other £000	2003 Total £000	2002 Total £000	2003 £000	2002 £000
Executive Directors								
Mr Ng Kwan Cheong	240	20	24	56	340	376	87	77
Former Directors	-	-	-	-	-	-	-	-
Sub-total	240	20	24	56	340	376	87	77
Non-Executive Directors								
Dr Khoo Kay Peng	20	-	-	-	20	12	-	-
Mr D R Walton Masters	30	-	-	-	30	26	-	-
Mr N B Ashley	30	-	-	-	30	30	-	-
Ms S Cheong Siew Mooi	10	-	-	-	10	6	-	-
Mr M Okada	30	-	-	-	30	30	-	-
Mr J Thornton	30	-	-	-	30	30	-	-
Ms R Navarednam	-	-	-	-	-	-	-	-
Mr Y Kimura (alternate)	-	-	-	-	-	-	-	-
Ms L Tan Lian Tee (alternate)	10	-	-	-	10	6	-	-
Former Directors	-	-	-	-	-	-	-	-
Sub-total	160	-	-	-	160	140	-	-
Total current year	400	20	24	56	500	516	87	77
Total prior year	380	20	60	56	516	379	-	77

Notes

(1) *This represents a housing allowance.*

(2) *Bonus payment made in respect of the prior year.*

(3) *With effect from 1 July 2001, it was agreed that Dr Khoo Kay Peng would receive £20,000 per annum, it was also agreed that with effect from 14 June 2001 Ms S Cheong Siew Mooi and her alternate Director, Ms L Tan Lian Tee would together receive a total of £20,000 per annum.*

Each Director was a member of the Board for the whole year with the exception of Ms Rebecca Navarednam who was appointed as a non-Executive Director on 23 January 2003. Ms Ainum Mohd-Saaid was appointed as an Executive Director on 7 May 2003.

Directors' shareholdings

The interests of the Directors and their families in the shares of the Company are shown below:-

	25 January 2003	26 January 2002
Ms S Cheong Siew Mooi	**200,000**	200,000
Dr Khoo Kay Peng	**72,356,867***	62,406,867*
Mr D R Walton Masters	**1,375,000**	1,375,000
Ms L Tan Lian Tee	**60,000**	-

**Bonham Industries Limited, KKP Holdings Sdn. Bhd. and Soo Lay Holdings Sdn. Bhd. are each interested in these shares.*

All interests in share capital were held as beneficial interests. Mr M Okada, Mr J L Thornton, Mr Y Kimura (alternate Director), Mr N B Ashley, Ms A Mohd-Saaid, Ms R Navarednam and, save as disclosed below, Mr Ng Kwan Cheong, did not have any interests in the issued share capital of the Company at any time during the financial year.

Directors' share options

Ordinary shares under Option

	25 January 2003	Granted during year	26 January 2002	Option price	Date from which exercisable	Latest expiry date
Mr Ng Kwan Cheong	**3,970,000**	-	171,428	£0.35	21.10.02	20.10.09
			798,572	£0.35	21.10.02	20.10.03
			1,000,000	£0.50	21.10.03	20.10.04
			1,000,000	£1.00	21.10.04	20.10.05
			1,000,000	£1.50	21.10.05	20.10.06
			3,970,000			

Remuneration Report
continued

No other Director had any options over shares in the capital of the Company at any time during the financial year.

There were no changes in Directors', their spouse's or minor children's (under 18 years of age) share options between 25 January 2003 and 7 May 2003.

Following the rights issue announced on 23 January 2003, the Directors have the following interest in the issued share capital of the Company:-

	7 May 2003
Ms S Cheong Siew Mooi	250,000
Dr Khoo Kay Peng	90,466,083
Mr D R Walton Masters	1,718,750
Ms L Tan Lian Tee	75,000

Further information regarding share options is given in note 31 to the Accounts.

The middle market price of an ordinary share at 25 January 2003 was 9 pence and the range during the financial year was 23.75 pence to 8.25 pence.

The Company's Register of Directors' Interests, which is open to inspection at the Registered Office, contains full details of Directors' share interests.

Resolution

A resolution to shareholders to approve the Report of the Remuneration Committee will be put forward at the AGM.

On behalf of the Board

David Ralph Walton Masters *Deputy Chairman*

7 May 2003

Independent Auditors' Report

To the Shareholders of Laura Ashley Holdings plc

We have audited the financial statements of Laura Ashley Holdings plc for the year ended 25 January 2003 on pages 29 to 51. These financial statements have been prepared under the accounting policies set out on pages 29 to 32. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Group has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the Group's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises only the Chairman's Statement, the Chief Executive Officer's Statement, the Operating and Financial Review, the Directors' Report, the Corporate Governance Statement and the unaudited part of the Directors' Remuneration Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Our report has been prepared pursuant to the requirements of the Companies Act 1985 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of the Companies Act 1985 or has been expressly authorised to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Independent Auditors' Report
continued

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Group and the Company as at 25 January 2003 and of the loss of the Group for the year then ended and the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

BDO Stoy Hayward BDO Stoy Hayward

Chartered Accountants and Registered Auditors

London

7 May 2003

Accounting Policies

Basis of accounting and consolidation of the financial statements

These financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

The financial statements of Laura Ashley Holdings plc comprise the results of Laura Ashley Holdings plc (the 'Company'), its subsidiary and associated undertakings to 25 January 2003 and its comparatives for the year ended 26 January 2002. The results of any subsidiaries acquired or disposed of during the year, if any, are included in the Group profit and loss account from the effective date of acquisition to the date of disposal.

Associated undertakings

Associated undertakings are those undertakings, other than subsidiaries, in which the Group holds a long-term participating interest and exerts significant influence. The Group's share of the profits less losses of its associated undertaking is shown in the consolidated profit and loss account. The investment in its associated undertakings is stated at the Group's share of net assets less provisions.

Since the accounting policies of the associated undertaking do not necessarily conform in all respects to those of the Group, adjustments are made on consolidation where the amounts involved are material to the Group.

Turnover

Turnover, which excludes value added taxes, represents the amounts receivable from customers for goods supplied and royalties and other similar income.

Royalty income is accounted for on an accruals basis to the extent that the expectation of such income can be reasonably quantified.

Financial instruments

In relation to the disclosures made in note 17, short-term debtors and creditors are not treated as financial assets or liabilities.

The Group does not hold or issue derivative financial instruments for trading purposes.

The principal derivative instruments used by the Group are forward exchange contracts, although occasionally SWAPs may also be used. The Group does not enter into speculative derivative contracts. Forward exchange contracts are used for hedging purposes to minimise the underlying exposure of the Group in accordance with the Group's risk management policies.

Accounting Policies
continued

The costs and benefits arising from arrangements to mitigate the effect of exchange rate fluctuations on the results are dealt with in the profit and loss account in the year in which the related exposure arises.

Transactions denominated in foreign currencies are recorded at the rates entered into on the date of transaction unless forward contracts have been taken out, in which case the rate specified by the contract is used.

Currency translation

Profit and loss accounts of subsidiary companies operating outside the United Kingdom are translated into sterling using average rates of exchange for the period. The net assets of such companies are translated into sterling at the rates of exchange prevailing at the balance sheet date.

Exchange differences that relate to the translation of net assets of overseas companies and to foreign currency borrowings to the extent that these provide a balance sheet hedge, together with any tax thereon, are taken directly to reserves.

All transactional exchange differences are taken to the profit and loss account.

Leased assets

Assets held under finance leases are capitalised and depreciated in the same manner as owned assets. Resulting lease obligations are included in other creditors and the interest element of rental obligations is charged to the profit and loss account.

Rentals payable under operating leases are charged to the profit and loss account, as incurred, and over the lease term.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event; it is probable that a transfer of economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of obligation. Unless these conditions are met, no provision is recognised.

Fixed assets

Depreciation of property, plant, equipment and vehicles is calculated at rates estimated to write off the cost of the relevant assets, less any estimated residual value, by equal amounts over their expected useful lives. The principal lives used are:

Freehold buildings and long leasehold property	50 years
Short leasehold property	Period of lease
Leasehold improvements	5 to 10 years
Plant and machinery	10 years
Vehicles	5 years
Fixtures, fittings and equipment	
Computer systems	5 years
Shop fixtures and fittings	5 years
Other equipment, fixtures and fittings	5 to 10 years

Key money on properties, which is paid in certain European countries, is written down by 25% over 10 years, to its estimated recoverable amount.

Software development costs are capitalised as computer system expenditure.

Payments on account and assets under construction

In the course of capital projects where costs are incurred for payments on account and assets under construction or installation of equipment, they are not subject to depreciation until they are reclassified after their completion.

Reverse premiums

Reverse premiums received on the inception of lease agreements are released to the profit and loss account over the primary period of the lease.

Intangible assets

Expenditure on intellectual property rights is written off in the year in which it is incurred.

Investment in Group undertakings

Investment in Group undertakings is stated at cost less provision for any impairment in value.

Stocks and work in progress

In determining cost, the Group now uses average cost. This is a change from prior periods where cost was determined on a first in, first out basis. There is no material effect on the opening or closing value of stock.

The cost of Group manufactured products includes all overheads based on a normal level of activity. Net realisable value is the price at which stocks can be sold in the normal course of business after allowing for the costs of realisation and, where appropriate, the cost of conversion from their existing state to a finished state.

Accounting Policies
continued

Deferred taxation

Full provision is made for deferred taxation on all timing differences which have arisen but have not reversed at the balance sheet date, except as follows:

No provision is made for taxation liabilities which would arise on the distribution of profits retained by overseas subsidiaries, as there is no intention that such profits will be remitted in the foreseeable future.

Deferred tax is not recognised on timing differences arising when non-monetary assets are revalued unless there is a binding agreement to sell such an asset or the gain or loss expected to arise has been recognised.

Pensions

The Group operates various pension schemes for its permanent employees. For the UK defined benefit scheme, an independent actuary completes a valuation every three years, and in accordance with their recommendations, contributions are paid to the trustees of the scheme so as to secure the benefits as set out in the rules. The cost of these and any variations from regular cost arising from actuarial variations are charged or credited to the profit and loss account on a systematic basis over the estimated remaining service lives of the employees. The Group also operates a defined contribution scheme for its Directors, the cost of which is charged to the profit and loss account as incurred.

Overseas schemes are not material to the Group.

Consolidated Profit and Loss Account

For the financial year ended 25 January 2003

	Notes	Total 2003 £m	Total 2002 £m
Turnover	1	**292.0**	276.8
Cost of sales		**(174.3)**	(155.1)
Gross profit		**117.7**	121.7
Operating expenses	2	**(122.2)**	(113.2)
Operating (loss)/profit	3	**(4.5)**	8.5
Share of operating profit of associate	12	**0.9**	1.1
Losses on termination of operations		**(9.2)**	-
(Loss)/profit on ordinary activities before interest		**(12.8)**	9.6
Interest receivable	6	**0.2**	0.5
Interest payable	6	**(1.5)**	(0.8)
(Loss)/profit on ordinary activities before taxation		**(14.1)**	9.3
Taxation on (loss)/profit on ordinary activities	7	**(1.4)**	(1.2)
(Loss)/profit for the financial year		**(15.5)**	8.1
(Loss)/earnings per share – basic and diluted	9	**(2.62)p**	1.37p

The Group's current year results shown above are derived entirely from continuing operations.

No note of historical cost profits and losses is given as the results above are on an unmodified historical cost basis.

Statement of Total Recognised Gains and Losses

For the financial year ended 25 January 2003

	2003 £m	2002 £m
(Loss)/profit on ordinary activities after taxation	**(15.5)**	8.1
Exchange differences arising on translation of net investments in overseas subsidiary undertakings	**(0.5)**	(0.5)
Total recognised (losses)/gains for the financial year	**(16.0)**	7.6

Balance Sheets

As at 25 January 2003

	Notes	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Fixed assets					
Tangible fixed assets	11	40.1	38.3	2.7	2.8
Investment in associated undertaking	12	3.3	3.1	0.8	0.8
Investment in subsidiary undertakings	13	-	-	98.5	98.5
Own shares	31	0.8	0.8	0.8	0.8
Total investments		4.1	3.9	100.1	100.1
		44.2	42.2	102.8	102.9
Current assets					
Stocks	14	47.0	51.7	-	-
Debtors					
Amounts falling due within one year	15	26.7	26.7	3.7	3.8
Amounts falling due after more than one year	15	-	-	12.2	12.2
Total debtors		26.7	26.7	15.9	16.0
Short-term deposits and cash		11.8	7.0	3.4	2.7
		85.5	85.4	19.3	18.7
Creditors: amounts falling due within one year					
Trade and other creditors	16	62.0	53.9	2.1	2.1
Net current assets		23.5	31.5	17.2	16.6
Total assets less current liabilities		67.7	73.7	120.0	119.5
Creditors: amounts falling due after more than one year					
Trade and other creditors	16	8.4	3.1	-	-
		8.4	3.1	-	-
Provisions for liabilities and charges	18	6.8	2.1	0.2	0.2
Net assets		52.5	68.5	119.8	119.3
Capital and reserves					
Share capital	20	29.8	29.8	29.8	29.8
Share premium account	21	85.7	85.7	85.7	85.7
Profit and loss account	22	(63.0)	(47.0)	4.3	3.8
Equity shareholders' funds	19	52.5	68.5	119.8	119.3

The financial statements on pages 29 to 51 were approved by the Board on 7 May 2003 and signed on its behalf by:

David Ralph Walton Masters *Deputy Chairman*
Ng Kwan Cheong *Chief Executive Officer*

Consolidated Cash Flow Statement

For the financial year ended 25 January 2003

	Notes	2003 £m	2002 £m
Net cash inflow from operating activities	23	8.7	3.5
Dividend received from associated undertaking	12	0.2	0.2
Returns on investments and servicing of finance			
Interest received		0.4	0.4
Interest paid		(1.0)	(0.6)
Interest element of finance lease rental payments		(0.4)	(0.2)
Net cash outflow for returns on investments and the servicing of finance		(1.0)	(0.4)
Net tax paid		(2.0)	(0.2)
Capital expenditure and financial investment			
Acquisition of tangible fixed assets		(15.1)	(14.4)
Disposal of tangible fixed assets		0.1	0.2
Net cash outflow for capital expenditure and financial investment		(15.0)	(14.2)
Net cash outflow before financing		(9.1)	(11.1)
Financing			
Loans taken out		14.1	2.5
Capital element of finance lease rental payments		(0.5)	(0.5)
Net cash inflow from financing		13.6	2.0
Net increase/(decrease) in cash		4.5	(9.1)

Reconciliation of Net Cash Flow to Movement in Net (Debt)/Funds

	Notes	2003 £m	2002 £m
Net increase/(decrease) in cash		4.5	(9.1)
Cash inflow from changes in financing		(13.6)	(2.0)
Change in net funds resulting from cash flows		(9.1)	(11.1)
Other non-cash items:			
New finance leases		-	(2.8)
Translation differences		0.3	(0.3)
Change in net funds during the period		(8.8)	(14.2)
Net funds at the beginning of the period		0.3	14.5
Net(debt)/funds at the end of the period	24	(8.5)	0.3

Notes to the Accounts

1 Segmental analysis

	Total 2003 £m	Net assets 2003 £m	Total 2002 £m	Net assets 2002 £m
Turnover				
Retail	**254.7**	**37.6**	241.2	54.0
Non-retail	**37.3**	**14.9**	35.6	14.5
	292.0	**52.5**	276.8	68.5
(Loss)/profit before taxation				
Branch contribution				
Retail	**16.5**		26.8	
Non-retail	**10.3**		12.1	
	26.8		38.9	
Indirect overhead costs	**(31.3)**		(30.4)	
Operating (loss)/profit	**(4.5)**		8.5	
Share of profit of associate	**0.9**		1.1	
Losses on termination of operations	**(9.2)**		-	
Net interest payable	**(1.3)**		(0.3)	
(Loss)/profit on ordinary activities before taxation	**(14.1)**		9.3	

Retail turnover reflects sales through Laura Ashley managed stores, Mail Order and Internet.
Non-retail includes Licensing, Franchising and Manufacturing.

Retail branch contribution reflects turnover and contribution through Laura Ashley managed stores, Mail Order and Internet, by geographical origin. Branch contribution is stated after deducting direct operating expenses but before exceptional items, buying, marketing and administrative costs.

1 Segmental analysis
continued

	Total sales 2003 £m	Intersegment sales 2003 £m	External sales 2003 £m	Total sales 2002 £m	Intersegment sales 2002 £m	External sales 2002 £m
Analysis by geographical segment						
Turnover by origin						
UK & Ireland	292.6	38.4	254.2	280.1	44.3	235.8
Continental Europe	35.9	-	35.9	39.1	-	39.1
Other	1.9	-	1.9	1.9	-	1.9
	330.4	38.4	292.0	321.1	44.3	276.8

	(Loss)/profit before taxation 2003 £m	Net assets 2003 £m	Profit before taxation 2002 £m	Net assets 2002 £m
(Loss)/profit before taxation and net assets				
UK & Ireland	0.1	61.7	11.4	62.0
Continental Europe	(15.1)	(13.0)	(3.2)	3.2
Other	0.9	3.8	1.1	3.3
	(14.1)	52.5	9.3	68.5

	External sales 2003 £m	External sales 2002 £m
Turnover by destination		
UK & Ireland	223.2	204.9
North America	5.4	5.3
Continental Europe	35.9	39.1
Other	27.5	27.5
	292.0	276.8

North America turnover reflects sales made as part of a franchise arrangement following the disposal of the North American business on 2 July 1999.

	Retained operations 2003 £m	European closures 2003 £m	Total 2003 £m
Analysis of continuing operations			
Turnover	271.4	20.6	292.0
Cost of sales	(162.0)	(12.3)	(174.3)
Gross profit	109.4	8.3	117.7
Total operating expenses	(108.5)	(13.7)	(122.2)
Operating profit/(loss)	0.9	(5.4)	(4.5)
Share of operating profit of associate	0.9	-	0.9
Losses on termination of operations	-	(9.2)	(9.2)
Net interest payable	(1.3)	-	(1.3)
Profit/(loss) on ordinary activities before taxation	0.5	(14.6)	(14.1)

A strategic decision was made during the year to close 46 European stores. As the closures do not have a material effect on the nature and focus of the Group operations and not all of the closures have been completed within three months of the start of the current financial year, they do not represent a discontinued operation.

A provision of £9.2 million has been made in respect of the closure costs (see note 18).

Notes to the Accounts
continued

2 Operating expenses

	Total 2003 £m	Total 2002 £m
Distribution costs	(89.6)	(83.5)
Administrative expenses	(32.6)	(29.7)
Operating expenses	(122.2)	(113.2)

3 Operating (loss)/profit is stated after charging/(crediting):

	2003 £m	2002 £m
Depreciation on tangible fixed assets (note 11)	8.4	6.2
Exchange (gains)/losses	(0.5)	0.9
Operating lease and hire charges:		
Plant & machinery	0.4	0.4
Other	25.2	25.6
Premium received upon waiver of leasehold rights	-	(0.9)
Auditors' remuneration:		
Group audit fees	0.4	0.4
Company audit fees	0.1	0.1
Other services	0.1	-

4 Employees

	2003 Number	2002 Number
Average number of employees of the Group on a full-time equivalent basis:		
Manufacturing	254	323
Retail	2,344	2,129
Administrative	456	414
Distribution	138	-
	3,192	2,866

	£m	£m
Staff costs for the financial year:		
Wages and salaries	52.9	47.6
Social security costs	5.1	4.8
Other pension costs	0.5	0.5
	58.5	52.9

5 Directors' remuneration

	2003 £000	2002 £000
Aggregate emoluments	500	516
Company pension contributions for defined benefit scheme	15	15
Company pension contributions for defined contribution scheme	72	62

As at 25 January 2003 and 26 January 2002, retirement benefits were accruing to one Director under both defined benefit and defined contribution pension schemes.

During the year ended 25 January 2003 and the year ended 26 January 2002, there were no options exercised by the Directors or amounts received under long-term incentive schemes.

The information required by the Companies Act (1985) and the Listing Rules of the Financial Services Authority is contained in the Remuneration Report on pages 21 to 26 of which the information on pages 22 to 26 has been audited.

Directors' interests

The interests of the Directors (including alternates) and their immediate families in the shares and share options of the Company are disclosed on pages 25 and 26.

6 Net interest payable

	2003 £m	2002 £m
Bank loans, overdrafts and other loans	1.1	0.6
Finance leases and hire purchase contracts	0.4	0.2
	1.5	0.8
Less interest receivable	(0.2)	(0.5)
	1.3	0.3

7 Taxation

	2003 £m	2002 £m
UK corporation tax		
Current year	0.7	2.8
Prior years	0.2	(2.5)
	0.9	0.3
Relief for overseas tax	(0.2)	(0.2)
	0.7	0.1
Overseas tax	0.3	0.5
Tax charge on associated undertaking	0.4	0.4
Total current tax	1.4	1.0
Deferred tax charge	-	0.2
Taxation on (loss)/profit on ordinary activities	1.4	1.2

Tax reconciliation:	2003 £m	2002 £m
(Loss)/profit before taxation	(14.1)	9.3
Tax at 30% (2002: 30%)	(4.2)	2.8
Adjustments to tax in respect of previous periods	0.2	(2.8)
Rate adjustments relating to overseas profits	(1.1)	(0.1)
Expenses not deductible for tax purposes	0.3	0.7
Income not taxable	-	(0.3)
Exceptionals	3.5	-
Timing differences	(0.2)	(0.6)
Unrelieved losses	2.7	1.5
Capital allowances in excess of depreciation	-	(0.2)
Depreciation in excess of capital allowances	0.2	-
Current tax charge for the year	1.4	1.0

Notes to the Accounts
continued

8 Laura Ashley Holdings plc – profit and loss account

In accordance with Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. The Company's profit for the financial year was £0.5 million (2002: loss of £3.8 million).

9 (Loss)/earnings per share

Basic (loss)/earnings per share is calculated by dividing the (loss)/earnings attributable to ordinary shareholders by the weighted average number of ordinary shares during the year.

	2003	2002
Basic and diluted (loss)/earnings attributable to ordinary shareholders (£m)	**(15.5)**	8.1
Weighted average number of ordinary shares ('000) – basic and diluted	**594,340**	594,340
(Loss)/earnings per share	**(2.62)p**	1.37p

10 Principal exchange rates

	2003		2002	
	Average	**Period end**	Average	Period end
US Dollar	**1.51**	**1.63**	1.44	1.41
Euro	**1.58**	**1.51**	1.61	1.63
Japanese Yen	**188**	**192**	176	190

11 Tangible fixed assets

Group

	Land & Buildings Freehold £m	Land & Buildings Short leases £m	Plant and machinery and vehicles £m	Fixtures, fittings and equipment £m	Paid on account and under construction £m	Total £m
Cost						
At 26 January 2002	15.8	16.7	10.1	43.4	9.6	95.6
Exchange movements	-	0.7	0.1	0.6	-	1.4
Additions	5.6	2.1	0.1	5.5	0.4	13.7
Disposals	-	(0.5)	-	(1.1)	-	(1.6)
Reclassifications	-	-	-	8.5	(8.5)	-
At 25 January 2003	**21.4**	**19.0**	**10.3**	**56.9**	**1.5**	**109.1**
Depreciation						
At 26 January 2002	7.6	5.9	9.2	34.6	-	57.3
Exchange movements	-	0.5	0.1	0.4	-	1.0
Charge for the year	0.2	2.5	0.3	5.4	-	8.4
Disposals	-	(0.5)	-	(1.1)	-	(1.6)
Closure provision	-	2.7	-	1.2	-	3.9
At 25 January 2003	**7.8**	**11.1**	**9.6**	**40.5**	**-**	**69.0**
Net Book Value						
At 25 January 2003	**13.6**	**7.9**	**0.7**	**16.4**	**1.5**	**40.1**
At 26 January 2002	8.2	10.8	0.9	8.8	9.6	38.3

The net book value of fixed assets of European operations ear-marked for closure has been written down to nil.

The Company owns freehold land and buildings with a net book value of £2.7 million (2002: £2.8 million).

The net book value of tangible fixed assets includes an amount of £4.4 million (2002: £5.2 million) in respect of assets held under finance leases and hire purchase contracts. The depreciation of these assets in the year amounted to £1.4 million (2002: £0.6 million).

12 Associated undertaking

	2003 £m	2002 £m
Japan – Laura Ashley Japan Co., Ltd.		
Share of profit before taxation	0.9	1.1
Investment in associated undertaking:		
Opening balance at 26 January 2002	3.1	3.0
Exchange movements	(0.1)	(0.4)
Dividend received	(0.2)	(0.2)
Share of profit after taxation	0.5	0.7
Closing balance at 25 January 2003	3.3	3.1

The Company's investment in Laura Ashley Japan Co., Ltd. is valued at the cost of acquisition of £0.8 million (2002: £0.8 million).

13 Company investment in subsidiary undertakings

	Cost £m	Provision £m	Investment £m
At 25 January 2003 and at 26 January 2002	146.6	(48.1)	98.5

14 Stocks

	2003 £m	2002 £m
Raw materials and consumables	2.2	2.7
Work in progress	1.1	1.4
Finished goods and goods for resale	43.7	47.6
	47.0	51.7

The replacement cost of stocks is not materially different from the amount shown above. The Company holds no stock.

15 Debtors

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Amounts falling due within one year:				
Trade debtors	8.0	11.2	-	-
Amounts owed by subsidiary undertakings	-	-	3.7	3.8
Amounts owed by associated undertaking (note 29)	3.6	4.3	-	-
Other debtors	7.3	6.7	-	-
Prepayments and accrued income	7.8	4.5	-	-
	26.7	26.7	3.7	3.8
Amounts falling due after more than one year:				
Amounts owed by subsidiary undertakings	-	-	12.2	12.2

Amounts owed by subsidiary undertakings relate to balances repayable in full on 29 April 2004. Interest is charged at the prevailing Sterling six month LIBOR and is payable half yearly.

Notes to the Accounts
continued

16 Trade and other creditors

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Amounts falling due within one year:				
Bank loans and overdrafts	9.4	1.4	-	-
Finance leases	2.5	2.1	-	-
Trade creditors	23.6	25.8	-	-
Amounts owed to subsidiary undertakings	-	-	1.9	1.8
Corporation tax	1.2	2.3	0.1	0.2
Social security and other taxes	4.7	1.6	-	-
Other creditors	12.2	12.3	-	-
Accruals and deferred income	8.4	8.4	0.1	0.1
	62.0	53.9	2.1	2.1
Amounts falling due after more than one year:				
Bank loans	7.3	1.2	-	-
Finance leases	1.1	1.9	-	-
	8.4	3.1	-	-
Obligations under bank loans:				
Amounts repayable between one and two years- floating rate	1.6	0.6	-	-
Amounts repayable between one and two years- fixed rate (5.9%)	0.1	0.2	-	-
Amounts repayable between two and five years- floating rate	2.4	0.3	-	-
Amounts repayable between two and five years- fixed rate (5.9%)	-	0.1	-	-
Amounts repayable after five years- floating rate	3.2	-	-	-
	7.3	1.2	-	-

The floating rate borrowings comprise bank borrowings bearing interest rates based upon NatWest Base Rate.

The interest rate for the fixed rate borrowings is based upon a weighted average.

The weighted average period for which these rates are fixed is two years.

	Group 2003 £m	Group 2002 £m	Company 2003 £m	Company 2002 £m
Obligations under finance leases:				
Amounts repayable between one and two years- floating rate	0.8	0.4	-	-
Amounts repayable between one and two years- fixed rate (4.7%)	0.3	0.8	-	-
Amounts repayable between two and five years- floating rate	-	0.1	-	-
Amounts repayable between two and five years- fixed rate (4.7%)	-	0.6	-	-
	1.1	1.9	-	-

The floating rate finance leases comprise leases bearing interest rates based upon NatWest Base Rate.

The interest rate for the fixed rate borrowings is based upon a weighted average.

The weighted average period for which these rates are fixed is two years.

17 Financial instruments

The Group's policies as regards derivatives and financial instruments are set out in the accounting policies on pages 29 and 30, and as discussed in the Operating and Financial Review on page 10.

(a) Interest rate risk

Financial liabilities

Financial liabilities consist of long-term finance leases and loans. See note 16 for the maturity profile and rates of interest of these items.

Financial assets

Fixed rate financial assets of £0.9 million comprise US dollar cash balances on short-term deposit (2002: £0.9 million). The interest rate is 1.85%. Floating rate assets of £5.9 million comprise Sterling cash balances on short-term deposit (2002: £nil). The remaining cash balances do not attract interest.

(b) Currency profile

The main functional currencies of the Group are Sterling and the Euro. The following analysis of net monetary assets and liabilities shows the Group's currency exposures after the effects of forward contracts used to manage currency exposure.

The amounts represent the transactional exposures that give rise to net currency gains and losses recognised in the profit and loss account (see note 3). Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currencies of the operating unit involved.

	Net foreign currency monetary asset/(liability)					Net foreign currency monetary asset/(liability)				
	2003 £m £	2003 £m US$	2003 £m Euro	2003 £m Yen	2003 £m Other	2002 £m £	2002 £m US$	2002 £m Euro	2002 £m Yen	2002 £m Other
Functional currency of Group operations										
Sterling	-	1.5	(0.1)	-	0.2	-	4.5	4.6	-	(0.2)
Euro	-	-	-	-	-	-	-	-	-	-
Total	-	1.5	(0.1)	-	0.2	-	4.5	4.6	-	(0.2)

(c) Liquidity

Financial liabilities consist of long-term finance leases and loans. See note 16 for the maturity profile of these items.

The Group also has the following undrawn committed bank borrowing facilities available to it:

	2003 £m	2002 £m
Expiring within one year	-	7.5
Expiring after one year but within two years	3.0	10.0
Expiring after two years	-	-
	3.0	17.5

(d) Fair values of financial instruments

There is no material difference between the book value and the fair value of the Group's financial instruments (2002: £nil).

(e) Hedges

As explained in the accounting policies on pages 29 and 30, the costs and benefits arising from arrangements to mitigate the effect of exchange rate fluctuations on the Group's results are dealt with in the the profit and loss account in the year in which the related exposure arises.

Deferred and unprovided gains and losses are immaterial and have not been disclosed (2002: £nil).

Notes to the Accounts
continued

18 Provision for liabilities and charges

	Restructuring £m	Pensions £m	Deferred Tax £m	Total £m
At 26 January 2002	1.1	0.8	0.2	2.1
Utilisation	(0.3)	(0.6)	-	(0.9)
Charge to profit and loss account	9.2	0.3	-	9.5
Transfer to fixed assets	(3.9)	-	-	(3.9)
At 25 January 2003	**6.1**	**0.5**	**0.2**	**6.8**

Restructuring provisions	
Rationalisation of administrative functions*	0.2
Rationalisation of store portfolio*	0.3
Provision for termination of European operations**	5.6
	6.1

** Onerous lease provisions which are being utilised over the length of the lease period.*

*** Onerous lease, redundancy costs and stock write-off provisions which will be utilised in the current financial year.*

Deferred tax

The deferred tax liability represents a provision for capital allowances in excess of depreciation relating to the Company. The net deferred tax asset not recognised in the financial statements recoverable against future taxable profits is as follows:

	Group		Company	
	2003 £m	2002 £m	2003 £m	2002 £m
Amounts not recognised:				
Pensions provided	0.1	0.1	-	-
Short-term timing differences	3.7	0.2	-	-
Excess of tax allowances over depreciation	(0.1)	-	-	-
Losses not recognised	5.3	2.5	-	-
Net deferred tax asset not recognised	9.0	2.8	-	-

19 Reconciliation of movements in shareholders' funds

	2003 £m	2002 £m
(Loss)/profit for the financial year	(15.5)	8.1
Other recognised losses (net)	(0.5)	(0.5)
Net (decrease)/addition to shareholders' funds	(16.0)	7.6
Opening equity shareholders' funds	68.5	60.9
Closing equity shareholders' funds	(52.5)	68.5

20 Share capital

	2003 £m	2002 £m
Ordinary shares of 5p each		
Authorised 800,000,000 (2002: 800,000,000)	40.0	40.0
Issued and fully paid 596,828,295 (2002: 596,828,295)	29.8	29.8

21 Share premium

	2003 £m	2002 £m
Opening balance	85.7	101.6
Set off against negative reserves during the year	-	(15.9)
Closing balance	**85.7**	85.7

22 Profit and loss account

	Group £m	Company £m
At 26 January 2002	(47.0)	3.8
(Loss)/profit retained for the financial year	(15.5)	0.5
Exchange differences arising on translation of net investments	(0.5)	-
At 25 January 2003	(63.0)	4.3

23 Reconciliation of operating (loss)/profit to net cash inflow from operating activities

	2003 £m	2002 £m
Operating (loss)/profit	(4.5)	8.5
Depreciation charge	8.4	6.3
Impairment release of fixed assets	-	(0.1)
(Profit)/loss on sale of fixed assets	(0.1)	0.3
Decrease/(increase) in stocks	5.0	(7.2)
Increase in debtors	(0.1)	(2.0)
Increase in creditors	0.5	0.2
Movement on provisions	(0.1)	(0.8)
Net cash outflow in respect of restructuring	(0.4)	(1.7)
Net cash inflow from operating activities	**8.7**	3.5

24 Analysis of net funds/(debt)

	At 26 Jan 2002 £m	Cash flow £m	Exchange movements £m	At 25 Jan 2003 £m
Cash	7.0	4.5	0.3	11.8
Debt due within one year	(1.4)	(8.0)	-	(9.4)
Debt due after more than one year	(1.2)	(6.1)	-	(7.3)
	4.4	(9.6)	0.3	(4.9)
Finance leases obligations	(4.1)	0.5	-	(3.6)
Net funds/(debt)	0.3	(9.1)	0.3	(8.5)

Notes to the Accounts
continued

25 Contingent liabilities

1. *The Company has guaranteed finance lease payments for software for Laura Ashley Limited, a subsidiary undertaking. The maximum amount of this liability is £1.7 million (2002: £2.6 million).*
2. *The Company has guaranteed the bank overdrafts and loans of certain subsidiary undertakings. At 25 January 2003, the liability in respect of these guarantees was £9 million (2002: £2.3 million).*
3. *The Company has guaranteed the loan repayments of a loan agreement entered into by Laura Ashley Limited. The maximum amount of this liability is £6.8 million (2002: £7.2 million).*

26 Future commitments

1. *The Group has commitments for contracts for capital expenditure, not provided for in the accounts of £0.8 million (2002: £6.7 million).*
2. *The Group had outstanding forward transactions to hedge foreign currencies as follows:*

	In currency		Sterling equivalents	
	2003	2002	**2003**	2002
Group				
Maturing within one year:				
– to hedge future currency operating payments in US Dollars	**US$34m**	US$40m	**£22.4m**	£27.6m
– to hedge future currency revenue in Euro	**-**	EUR 27m	**-**	£17m
– to hedge future currency revenue in Japanese Yen	**Yen 300m**	Yen 300m	**£1.7m**	£1.8m

27 Leases

	2003		2002	
	Land and buildings £m	**Other £m**	Land and buildings £m	Other £m
Annual commitment under operating leases:				
Expiring as follows:				
Within one year	**6.0**	**1.1**	1.4	0.1
Within two to five years	**1.9**	**1.3**	4.8	0.4
After five years	**16.2**	**0.1**	17.1	0.5
	24.1	**2.5**	23.3	1.0

Some shop premises acquired under operating leases are subject to rental charges based on a combination of a flat rental charge plus a percentage of turnover achieved by that store. The above figures are based on the flat rental charge only.

Obligations under finance leases are disclosed in note 16.

28 Group pension arrangements

The Laura Ashley Retirement Benefits Scheme provides benefits to the employees of the Company. The Scheme has appointed external administrators and fund managers, and its assets are held independently of the Company's finances. The Scheme is funded partly by contributions from members and partly by contributions from the Company at rates advised by professionally qualified actuaries. The latest actuarial valuation was carried out on 1 September 2002 using the Projected Unit method. The significant assumptions were that salaries would increase on average by 4.55% per annum, that the net return on investments would be 6.65% per annum before retirement (4.65% per annum after retirement) and that pension increases linked to inflation would be at 2.55% per annum.

At 1 September 2002, the market value of the assets of the Scheme was £22.6 million which was sufficient to cover 107% of the benefits that had accrued to members, after allowing for expected future increases in earnings. This represented a surplus of £1.4 million. The valuation also recommended that the employer's contribution rate increased to 16.9% of Scheme Salaries. It was confirmed that payment of contributions in accordance with the recommended rates was in excess of what was required to comply with the statutory requirement to maintain the Scheme's MFR funding level in excess of 100% until 31 August 2005.

During the year, the employee contribution rate was 3% of Scheme Salary (2002: 3%) and the employer contribution rate was 15.9% (2002: 15.9%). The total pension cost of the company was £0.3 million (2002: £0.4 million), after deducting £0.1 million (2002: £0.1 million) in respect of the above surplus, which, for accounts purposes, is being spread over the average remaining working life-time of the in-service members. A provision of £0.5 million (2002: £0.8 million), which represents that excess of the accumulated pension cost over the amount funded, is included in provisions for liabilities and charges (refer note 18).

The Company also operates a non-contributory funded unapproved defined contribution pension scheme for Executive Directors and some senior executives to provide retirement benefits above the Inland Revenue Earnings Cap. The Scheme is closed to new members.

Further details of Directors' pension arrangements are provided on pages 22 to 24.

In November 2000, the Accounting Standards Board issued FRS 17 "Retirement Benefits" replacing SSAP24 "Accounting for Pension Costs". FRS17 is fully effective for periods beginning on or after 1 January 2005, though certain disclosures are required in the transitional period, for periods ending on or after 22 June 2001. These further disclosures, which are up to date to 25 January 2003 for the purpose of FRS17, are included below.

The pension cost that would have been charged to operating profit under FRS 17 for the year amounts to £0.7m.

The last full valuation of the Scheme, as at 1 September 2002, was updated to 25 January 2003 by a qualified independent actuary. The main assumptions used by the actuary were:

	At 25 January 2003 (per annum)	At 26 January 2002 (per annum)
Rate of increase in salaries	4.5%	4.6%
Rate of increase of LPI linked pensions in payment	2.5%	2.6%
Discount rate	5.4%	5.7%
Inflation assumption	2.5%	2.6%

The assumptions used by the actuary are best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not be borne out in practice.

The fair value of the Scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the Scheme's liabilities, which are derived from cash flow projections over long periods and are thus inherently uncertain, were:

	Long-term rate of return expected at 25 January 2003 (per annum)	Fair value at 25 January 2003 £m	Long-term rate of return expected at 26 January 2002 (per annum)	Fair value at 26 January 2002 £m
Equities	7.3%	14.7	8.0%	19.3
Fixed interest	4.8%	6.4	5.5%	5.8
Insured Annuities	5.4%	1.8	5.7%	1.8
Cash and other	3.8%	0.2	4.0%	0.3
Total market value of assets		23.1		27.2
Present value of liabilities		38.1		33.6
Deficit in the Scheme		(15.0)		(6.4)
Related deferred tax liability		4.5		1.9
Net pension liability		(10.5)		(4.5)

Notes to the Accounts
continued

28 Group pension arrangements
continued

Movement in Deficit during the year	2003 £m
Deficit in Scheme at the beginning of the year	(6.4)
Movement in year:	
Current service cost	(0.7)
Employer contributions	0.7
Other finance income	0.1
Actuarial loss	(8.7)
Deficit in Scheme at the end of the year	(15.0)

It should be noted that the Scheme is closed to new entrants and so the use of the Projected Unit valuation method required by FRS 17 means that the current service cost is likely to increase as members approach retirement.

The analysis of reserves in respect of the net pension liability is as follows:		2003 £m	2002 £m
Profit and loss reserve reported		(63.0)	(47.0)
Add back SSAP 24 provision		0.5	0.8
Profit and loss reserve excluding FRS 17 liability		(62.5)	(46.2)
Deduct FRS 17 liability		(10.5)	(4.5)
Profit and loss reserve including FRS 17 liability		(73.0)	(50.7)
Analysis of the amount charged to operating profit			
Current service cost		0.7	
Past service cost		-	
Total operating charge		0.7	
Analysis of the amount credited to other finance income			
Expected return on Scheme assets		2.0	
Interest on Scheme liabilities		(1.9)	
Net return		0.1	
Analysis of amount recognised in statement of total recognised gains and losses			
Actual return less expected return		(6.4)	
Experience losses		(0.2)	
Changes in assumptions		(2.1)	
Recognised actuarial loss		(8.7)	
History of experience gains and losses			
Difference between actual and expected return on Scheme assets			
	amount	(6.4)	
	% of Scheme assets	(28%)	
Experience losses on Scheme liabilities	*amount*	(0.2)	
	% of Scheme liabilities	(0%)	
Total amount recognised in statement of total recognised gains and losses	*amount*	(8.7)	
	% of Scheme liabilities	(23%)	

Please note that comparatives have not been given where they are not required by FRS17.

29 Related party transactions

	Sales to related party £m	Royalty income from related party £m	Amounts owed by related party £m	Amounts owed to related party £m
At 25 January 2003				
Laura Ashley Japan Co., Ltd.	**15.5**	**1.9**	**3.6**	**-**
Laura Ashley, Inc.	**5.2**	**0.2**	**4.4**	**-**
Revman Industries, Inc.	**-**	**1.2**	**-**	**-**
Bonham Industries Limited	**-**	**-**	**-**	**0.5**
Malayan United Industries Berhad	**-**	**-**	**-**	**1.5**
At 26 January 2002				
Laura Ashley Japan Co., Ltd.	15.4	1.9	4.3	-
Laura Ashley, Inc.	5.3	-	3.5	-
Revman Industries, Inc.	-	1.6	0.3	-
Bonham Industries Limited	-	-	-	0.5
Malayan United Industries Berhad	-	-	-	-

Laura Ashley Japan Co., Ltd. is an associated undertaking (note 30). Revman Industries, Inc. was a subsidiary of Aeon Co., Ltd. (formerly known as Jusco Co., Ltd.). Mr M Okada, a Director of the Company, is also a Director of Aeon Co., Ltd.. Laura Ashley, Inc. is owned by Laura Ashley (North America) Inc., whose major shareholders are Regent Corporation (69%), (an associated company of Malayan United Industries Berhad) and Bonham Industries Limited (20%), (an investment company controlled by Dr Khoo, a Director of the Company).

A loan facility with a value of £1.0 million out of a total facility of £2.5 million from Malayan United Industries Berhad ('MUI') remained undrawn at year end (2002: £2.5 million). MUI has the right to appoint up to four directors to the Board of Laura Ashley.

Laura Ashley Limited is currently sub-letting office space to Corus & Regal Hotels plc. Under the terms of the agreement Laura Ashley Limited will receive £0.1 million per annum until the next rent review. Corus & Regal Hotels plc is owned by London Vista Hotel Limited, a wholly owned subsidiary of MUI.

Laura Ashley Limited has also entered into an agreement to rent office space from Genuine Gains Limited, (an associated company of MUI). Payments totalling £0.1 million will be made over the term of the lease.

30 Group undertakings

Company	Country of incorporation and operation
Principal subsidiaries	
Laura Ashley Limited*	England and Wales
Laura Ashley Investments Limited*	England and Wales
Texplan Manufacturing Limited* (formerly Celtic Textiles Limited)	England and Wales
Premier Home Logistics Limited	England and Wales
Laura Ashley B.V.*	Netherlands
Laura Ashley Holdings B.V.*	Netherlands
Laura Ashley Manufacturing B.V.	Netherlands
Laura Ashley Trading B.V.	Netherlands
Laura Ashley S.A.	France
Laura Ashley S.A.	Switzerland
Laura Ashley N.V.	Belgium
Laura Ashley GmbH	Germany
Laura Ashley GesmbH	Austria
Laura Ashley Srl	Italy
Laura Ashley España S.A.	Spain
Laura Ashley (Ireland) Limited	Ireland

All subsidiaries are wholly owned, and 100% of voting rights are held by the Group.
** held directly by Laura Ashley Holdings plc*

As part of an internal restructuring of European operations, Laura Ashley B.V. is in liquidation as at 31 January 2000.

Notes to the Accounts
continued

30 Group undertakings
continued

Company	Country of incorporation and operation
Associated undertaking	
Laura Ashley Japan Co., Ltd.	Japan

26.79% of the issued ordinary share capital is held by Laura Ashley Holdings plc as at 25 January 2003.

Group undertakings are involved in the design, manufacture, sourcing, distribution and sale of Laura Ashley products.
All Group undertakings are unlisted.

31 Share options

Share Option Scheme

Under the Laura Ashley 1995 Executive Share Option Scheme, the Board may grant options to subscribe for new, or acquire existing, ordinary shares in the Company to selected employees and Executive Directors. Options so granted entitle the recipient to obtain ordinary shares in the Company at not less than market value shortly before the grant of the options.

An option is normally exercisable between three and ten years following its grant, provided a performance condition set by the Remuneration Committee has been satisfied, although option exercise periods of only one year have been specified for certain executives. The condition applied to date requires that options will be exercisable only if the Company's growth in earnings per share, over any three year period between grant and exercise, exceeds the growth in the Retail Prices Index by an average of at least 2% per year and that a dividend has been declared on the Company's ordinary shares in respect of the Company's financial year preceding that in which the option is exercised. For this purpose, earnings per share are determined in accordance with Financial Reporting Standard 3, adjusted as the Remuneration Committee considers appropriate.

No further options may be granted under the terms of the Laura Ashley Share Option Scheme 1985, a similar scheme to the 1995 Scheme.

At 6 May 2003, outstanding options, granted under the Laura Ashley Share Option Scheme 1985 and the Laura Ashley 1995 Executive Share Option Scheme, were as follows:

Date of grant	Number of shares reserved 2003	2002	Option price	Date from which exercisable	Latest expiry date
12 May 1992*	-	5,000	£0.97	12.5.95	11.5.02
16 October 1992*	-	-	£0.71	16.10.95	15.10.02
20 April 1993*	-	50,000	£0.90	20.4.96	19.4.03
21 October 1994*	**40,000**	55,000	£0.70	21.10.97	20.10.04
11 May 1995*	**50,000**	85,000	£0.78	11.5.98	10.5.05
28 October 1997	**20,000**	404,444	£0.495	28.10.00	27.10.07
11 November 1998	**542,500**	1,840,000	£0.35	11.11.01	10.11.08
	277,500	1,405,000	£0.50	11.11.02	10.11.08
	277,500	1,280,000	£1.00	11.11.03	10.11.08
	277,500	1,280,000	£1.50	11.11.04	10.11.08
21 October 1999	**1,125,000**	1,250,000	£0.35	21.10.02	20.10.09
	1,125,000	1,250,000	£0.50	21.10.03	20.10.09
	1,125,000	1,250,000	£1.00	21.10.04	20.10.09
	1,125,000	1,250,000	£1.50	21.10.05	20.10.09

*Laura Ashley Share Option Scheme 1985

31 Share options
continued

The middle market price of an ordinary share at 26 January 2002 was 23 pence and at 25 January 2003 was 9 pence. During this period, the highest price of an ordinary share was 23.75 pence and the lowest price was 8.25 pence.

All the options detailed above relate to new issue shares with the exception of options over 2,294,444 shares, which will be satisfied by shares held by the employee benefit trust described below.

Employee Benefit Trust

In July 1995 the Company established a discretionary employee benefit trust (the 'EBT'), the Laura Ashley Employee Share Ownership Trust, for the benefit of employees and former employees of the Group (including Executive Directors). The trustee is Kleinwort Benson (Jersey) Trustees Limited (the 'Trustee') which is an independent professional trust company. The Company makes recommendations to the Trustee in relation to the provision of benefits.

At 25 January 2003, the Trustee owned 2,487,992 (2002: 2,487,992) ordinary shares of 5p each which represented 0.42% (2002: 0.42%) of the Company's issued share capital and had a market value on that date of £0.2 million (2002: £0.6 million). The EBT has waived its rights to dividends on all its shares. At 25 January and 6 May 2003, 570,000 shares (2002: 2,294,444 shares) were subject to options under the Laura Ashley 1995 Executive Share Option Scheme, and were granted on the following dates:

	2003	2002	Option price	Date from which exercisable	Latest expiry date
22 May 1997	**70,000**	70,000	£1.02	22.5.00	21.5.07
28 October 1997	**-**	364,444	£0.495	28.10.00	27.10.07
11 November 1998	**125,000**	465,000	£0.35	11.11.01	10.11.08
	125,000	465,000	£0.50	11.11.02	10.11.08
	125,000	465,000	£1.00	11.11.03	10.11.08
	125,000	465,000	£1.50	11.11.04	10.11.08

The EBT has been funded by an interest free loan facility from the Company of £5.0 million (2002: £5.0 million). At 25 January 2003 the principal amount of the loan outstanding was £3.4 million (2002: £3.4 million).

The assets, liabilities, income and costs of the EBT are incorporated into the financial statements. The costs charged to the profit and loss account for the year ended 25 January 2003 were £1,500 (2002: £1,500).

At 31 January 1998, the Company made a provision of £2.4 million against its investment, thereby reducing its value from £3.2 million to £0.8 million at the then price of 34.5p.

Group Financial Record

Profit and loss account

	2003 £m	2002 £m	2001 £m	2000 £m	Restated 1999 £m	Restated 1998 £m
Turnover	**292.0**	276.8	259.1	247.3	288.3	344.9
Operating (loss)/profit	**(4.5)**	8.5	8.8	(3.2)	(36.5)	(45.0)
Share of operating profit/(loss) of associated undertaking	**0.9**	1.1	1.5	0.6	(0.2)	0.5
Exceptional items	**(9.2)**	-	-	-	9.5	(2.4)
Net interest payable	**(1.3)**	(0.3)	(0.1)	(1.5)	(1.3)	(2.4)
(Loss)/profit on ordinary activities before taxation	**(14.1)**	9.3	10.2	(4.1)	(28.5)	(49.3)
Taxation on (loss)/profit on ordinary activities	**(1.4)**	(1.2)	(2.3)	(0.3)	(1.1)	-
(Loss)/profit on ordinary activities after taxation	**(15.5)**	8.1	7.9	(4.4)	(29.6)	(49.3)
Dividends	**-**	-	-	-	-	-
Retained (loss)/profit for the financial year	**(15.5)**	8.1	7.9	(4.4)	(29.6)	(49.3)

Balance Sheet

	2003 £m	2002 £m	2001 £m	2000 £m	Restated 1999 £m	1998 £m
Fixed assets	**44.2**	42.2	30.1	23.6	22.0	42.2
Net current assets	**23.5**	31.5	36.3	34.3	36.7	27.6
Long-term creditors	**(8.4)**	(3.1)	(0.9)	(0.3)	(0.9)	(30.4)
Provision for liabilities and charges	**(6.8)**	(2.1)	(4.6)	(4.9)	(24.0)	(19.7)
Net assets	**52.5**	68.5	60.9	52.7	33.8	19.7
Issued share capital	**29.8**	29.8	29.8	29.8	19.9	11.9
Reserves	**22.7**	38.7	31.1	22.9	13.9	7.8
Equity shareholders' funds	**52.5**	68.5	60.9	52.7	33.8	19.7

Statistics

	2003	2002	2001	2000	1999	1998
(Loss)/earnings per share	**(2.62)p**	1.37p	1.33p	(0.86)p	(8.39)p	(20.87)p
Dividend per share	**-**	-	-	-	-	-
Operating (loss)/profit as a percentage of sales	**(1.5)%**	2.8%	2.7%	(1.0)%	(4.8)%	(6.8)%
(Loss)/profit on ordinary activities before taxation as a percentage of net assets	**(26.9)%**	13.6%	16.7%	(7.8)%	(84.3)%	(250.3)%
Net asset value per ordinary share	**8.79p**	11.49p	10.21p	8.8p	8.5p	8.3p
Gearing	**9.3%**	6.4%	-	-	-	146.7%

Shareholders' Information

As at 7 May 2003

Shareholders' helpline number
0870 702 0000

Computershare Investor Services PLC, the Company's Registrars, has introduced a facility where shareholders are able to access details of their shareholding over the internet, subject to passing an identity check. You can access this service on their website at www.computershare.com. The site also includes information on recent trends on the Company's share price.

Website address

Laura Ashley's website address is www.lauraashley.com.

Financial calendar

Annual General Meeting
2.00 p.m., Monday, 16 June 2003

Proxies to reach Registrars prior to
2.00 p.m., Friday, 13 June 2003

Meeting to be held at
The Ballroom, Claridge's Hotel, Brook Street, London W1A 2JQ

Accounting Periods 2003/2004

First half-year ends
Saturday, 26 July 2003

Second half-year ends
Saturday, 31 January 2004

Information for American investors

Ordinary shares in Laura Ashley Holdings plc are traded in the United States of America in the form of American Depositary Receipts ('ADR'). Additional copies of Annual and Interim Reports can be obtained without charge from the Company's sponsored depositary agent: Citibank Shareholder Services, PO Box 2503, Jersey City, NJ 07303-2503, for the attention of Citibank DR – Laura Ashley Holdings plc. The ADR Shareholder Services telephone number in the United States of America is 877-248-4237 (877-CITI-ADR). The international direct number is 1-201-536-8057.

Trademarks


laura ashley
LAURA ASHLEY
— LAURA ASHLEY —
Mother & Child
Children's Room

Designed and produced by Proteus 0117 985 8888 www.proteus-uk.com

Notice of 2003 Annual General Meeting

Notice is hereby given that the Annual General Meeting of Laura Ashley Holdings plc will be held at The Ballroom, Claridge's Hotel, Brook Street, London W1A 2JQ, on Monday, 16 June 2003 at 2.00 p.m. for the transaction of the following business:

Ordinary business

To receive and adopt the Directors' Report and Accounts for the year ended 25 January 2003, together with the Auditors' Report.

1. To receive and adopt the Directors' Report and Accounts for the year ended 25 January 2003, together with the Auditors' Report.

2. To re-elect Mr Kwan Cheong Ng, who retires by rotation in accordance with the Articles of Association of the Company, as a Director.

3. To re-elect Mr Motoya Okada ±* who retires by rotation in accordance with the Articles of Association of the Company, as a Director.

4. To re-elect Mr John Thornton*+ who retires by rotation in accordance with the Articles of Association of the Company, as a Director.

5. To elect Ms Ainum Mohd-Saaid who offers herself for election as a Director in accordance with the Articles of Association.

6. To elect Ms Rebecca Navarednam ± who offers herself for election as a Director in accordance with the Articles of Association.

7. To appoint Chantrey Vellacott DFK, Chartered Accountants and Registered Auditors, as Auditors to the Company, to hold office from the conclusion of the Annual General Meeting to the conclusion of the next general meeting of the Company at which the accounts are laid before shareholders and to authorise the Directors to determine their remuneration (see note 1).

Special business

To consider and, if thought fit, pass the following resolutions of which Resolutions 8, 9 and 10 will be proposed as ordinary resolutions and Resolution 11 will be proposed as a special resolution.

Ordinary resolutions

8. To approve the Remuneration Report of the Directors.

9. THAT, the authorised share capital of the Company be increased from £40,000,000 to £50,000,000 by the creation of 200,000,000 Ordinary Shares of 5 pence each ranking pari passu in all respects with the existing Ordinary shares of the Company.

10. THAT, subject to the passing of Resolution 9 above, in addition to and without prejudice to all existing authorities, the Directors shall have general and unconditional authority to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) having an aggregate nominal value of up to £12,309,583.55 provided that this authority shall expire at the conclusion of the next Annual General Meeting of the Company, or 15 months from the date of this Resolution, whichever is the earlier, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority hereby conferred had not expired.

Special resolution

11. THAT, in addition to and without prejudice to all existing authorities, the Directors be and are hereby generally empowered pursuant to Section 95 of the Companies Act 1985 (the 'Act') to allot equity securities (within the meaning of Section 94 of the Act) pursuant to the authority conferred by Resolution 10 above as if Section 89(1) of the Act did not apply to any such allotment provided that this power shall be limited to:

(a) the allotment (otherwise than pursuant to sub-paragraph (b) below) of equity securities which are, or are to be, wholly paid up in cash up to an aggregate nominal amount equal to £3,730,176.80 representing 10% of the issued share capital of the Company; and

(b) the allotment of equity securities in connection with a rights issue, open offer or otherwise to ordinary shareholders in proportion (as nearly as may be) to the respective numbers of ordinary shares held by them subject to (i) the Directors having a right to aggregate and sell for the benefit of the Company all fractions of a share which may arise in apportioning equity securities among the ordinary shareholders of the Company and (ii) such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in, or by virtue of the ordinary shares being represented by depositary receipts in, any overseas territory; and

shall expire at the conclusion of the next Annual General Meeting of the Company or 15 months from the date of this Resolution, whichever is the earlier, provided that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power hereby conferred had not expired.

By Order of the Board
Ann E Mantz FCIS
Secretary
27 Bagleys Lane, Fulham, London SW6 2QA

7 May 2003

±Member of the Audit Committee
*Member of the Remuneration Committee
+Member of the Nomination Committee

Notes

1. Special notice of Resolution 7 has been given to the Company.

2. If you have sold or transferred all of your shares in the Company, please send this document, together with the accompanying form of proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

3. The Company, pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, specifies that only holders of ordinary shares registered in the Register of Members of the Company as at 6.00 pm on 13 June 2003 shall be entitled to attend and vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register of Members after 6.00 pm on 13 June 2003 shall be disregarded in determining the right of any person to attend and vote at the Meeting.

4. A member of the Company who is entitled to attend and vote at the Meeting convened by this Notice, may appoint one or more proxies to attend and, on a poll, vote in his or her stead. A proxy need not be a member of the Company. A form of proxy is enclosed. In order to be valid, an instrument appointing a proxy and any power of attorney under which it is executed (or a notarially certified copy thereof) must be deposited at Computershare Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, not later than 48 hours before the time appointed for the Meeting. The completion and return of a form of proxy will not, however, preclude shareholders from attending and voting in person at the Meeting should they so wish.

5. There will be available for inspection at the Company's Registered Office at 27 Bagleys Lane, Fulham, London SW6 2QA, during normal business hours on any weekday (public holidays excluded) from the date of this Notice until the date of the Annual General Meeting, and at the place of the Meeting for 15 minutes prior to and during the Meeting the following:

(a) the Register of Directors' Interests in the shares of the Company, kept in accordance with Section 325 of the Companies Act 1985; and

(b) copies of the Directors' service contracts and letters of appointment.